SHUN TAK

Shun Tak Holdings Limited
Penthouse 39/F, West Tower, Shun Tak Centre,
200 Connaught Road,
Central, Hong Kong.
Tel.: 2859 3111 Fax: 2857 7181

03 MAR 25 AM 7:21

14th March, 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (Stop 3–4)
450 Fifth Street
Washington, DC 20549
UNITED STATES OF AMERICA

03007653

SUPPL

Dear Sirs,

Re : Shun Tak Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-3357

Pursuant to Rule 12g3-2(b) (iii), and on behalf of Shun Tak Holdings Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company request for exemption under Rule 12g3-2(b), which was established on 10th September 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please contact our Mr. Aaron Cheung at (852) 2859 3350 if you have any queries.

Thank you for your attention.

Yours faithfully,
For and on behalf of
SHUN TAK HOLDINGS LIMITED

PROCESSED
APR 01 2003
THOMSON FINANCIAL

3/28

Daisy Ho

03 MAR 25 AM 7:21

File No. 82-3357

Annex A to Letter to the SEC
dated 14 March 2003 of
Shun Tak Holdings Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on September 10, 1992:

Description of Document	Check if Enclosed
Title: _____ Annual Report, Audited Accounts and Auditors' Report Date: as of ________________ Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	___
Title: Half Yearly Report and Preliminary Announcement Date: as of ________________ Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	___
Title: Notification of Changes in Officers (Directors, Secretaries and Auditors) Date: ________________	___
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) and additionally to be furnished to Companies Registry as required under the Companies Ordinance of Hong Kong	___
Title: Notification of Change in Registered Office Date: ________________ Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) and additionally to be furnished to Companies Registry as required under the Companies Ordinance of Hong Kong	___

Title: Notification of Changes in Rights attaching to Securities
Date: ____________

Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) and additionally to be furnished to Companies Registry as required under the Companies Ordinance of Hong Kong —

Title: Notifications of Material Events to Keep Market Fully Informed
Date: ____________ —

Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) —

Title: Notification of "Notifiable Transactions"
Date: ____________

Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) —

Title: Notification of Meetings of Board of Directors at which:

(i) a dividend is declared; or
(ii) a recommendation to do so is made; or
(iii) any announcement relating to profits or losses

is to be approved for publication
Date: ____________

Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) —

Title: Notification of Reasons for Allotment of Shares
Date: ____________

Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) —

Title: Notification of Repurchases of Company's Shares
Date: ____________

Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) —

Title: Circular Sent to Shareholders
Date: 13 March 2003
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) X

Title: Notification of Winding Up Proceedings (or Similar Actions)
Date: ____________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) __

Title: Notification of Annual General Meetings
Date: ____________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) __

Title: Notification of When Shares Held by Public Fall Below Prescribed Percentage (25%)
Date: ____________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) __

Title: Filing of Annual Return
Date: ____________
Entity requiring item: Companies Registry under Companies Ordinance of Hong Kong __

Title: Prospectus
Date: ____________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) and additionally to be furnished to Companies Registry as required under the Companies Ordinance of Hong Kong __

Title: Notification of All Special Resolutions Passed (i.e., resolutions of members requiring approval of 75% of votes cast at a general meeting)
Date: ____________
Entity requiring item: Companies Registry under Companies Ordinance of Hong Kong __

Title: Notification of All Changes to Memorandum and Articles of Association
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) and additionally to be furnished to Companies Registry as required under the Companies Ordinance of Hong Kong ___

Title: Notification of Board Approvals for:
(i) decision to make or recommend declaration of distribution to security holders;
(ii) decision not to make or recommend declaration of distribution to security holders which would otherwise have been expected
(iii) preliminary announcements of profits or losses;
(iv) proposed changes to capital structure, including redemption of securities;
(v) changes to general character of nature of business
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Notification of Issue of Securities under Authority of General Mandate (i.e., Placements)
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Individual substantial shareholder notices
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to the securities (Disclosure of Interest) Ordinance) ___

Title: Corporate substantial shareholder notices
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to the securities (Disclosure of Interest) Ordinance) ___

Other:

Title: Announcement

Date: 27 Feb 2003

Entity requiring item: X

SHUN TAK

SHUN TAK HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

SALE OF INTEREST IN THE CITY CENTER OF SHANGHAI
CONNECTED TRANSACTION

The Directors announce that on 27 February 2003, the Company agreed to sell to the Purchasers its entire 15% attributable interest in the City Center of Shanghai for HK$342 million.

The Sale is effected through the sale of the Company's entire 100% interest in Polycorp Investments and the assignment of shareholder's loans due to Shun Tak Development from Polycorp Investments. Polycorp Investments holds a 42.86% interest in State Properties which in turn holds a 35% interest in Shanghai Hua Tian. Shanghai Hua Tian is the owner and developer of the City Center of Shanghai. The principal asset of Shanghai Hua Tian is the City Center of Shanghai. The City Center of Shanghai is a property development project situated at Tian Shan Yi Cun Lots 1-3, Chang Ning District, Shanghai, PRC. The unaudited profit to the Group arising from the Sale (before expenses) will be approximately HK$29.65 million (subject to finalisation of the audit of the Group for the year ended 31 December 2003).

The Purchasers, with the exception of Beston International Investments Limited, are associates of Dr. Ho under the Listing Rules. Beston International Investments Limited and its ultimate beneficial owners are independent third parties not connected with the Company, the directors, chief executive or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates.

Shanghai Hua Tian is beneficially owned as to approximately 50% by Dr. Ho (the Group Executive Chairman, executive Director and a substantial shareholder of the Company) as to approximately 35% by STDM, and as to 15% by the Company. The connected persons, being Dr. Ho and Dr. Cheng Yu Tung, a non-executive Director, have equity interests in, as well as are directors of, STDM. By virtue of their interests in STDM, STDM is considered to be a connected person of the Company.

Accordingly, the Sale constitutes a connected transaction of the Company under Chapter 14 of the Listing Rules and is subject to approval by the Independent Shareholders at the EGM.

A circular containing, inter alia, details of the Sale, the recommendation from the independent board committee of the Company, the advice from the independent financial adviser, the independent valuation report on the City Center of Shanghai and a notice of the Extraordinary General Meeting to approve the Sale will be despatched to the Shareholders as soon as practicable.

SALE AGREEMENT

Date of the Sale Agreement

27 February 2003

Parties

Sellers: Shun Tak Holdings as seller of the Sale Shares
Shun Tak Development as seller of the Shareholder's Loan

Purchasers: Framwelgate
Ms. Leong
Beston International Investments Limited

The ultimate beneficial owners of Framwelgate are Dr. Ho and Ms. Leong.

Assets sold under the Sale Agreement

Sale Shares: 15 shares of HK$1.00 each in the share capital of Polycorp Investments, being the entire issued share capital of Polycorp Investments.

Shareholder's Loan: the benefit of the shareholder's loan in the amount of HK$313,537,984.40 due by Polycorp Investments to Shun Tak Development, a wholly-owned subsidiary of the Company at Completion.

The principal asset of Polycorp Investments is a 42.86% shareholding interest in State Properties and a shareholder's loan to State Properties in the amount of HK$313,396,664.40 which is not more than Polycorp Investments' pro-rata shareholding in State Properties. The loans by all shareholders of State Properties are on an unsecured, non-interest bearing, and no fixed term of repayment basis.

The principal asset of State Properties is a 35% shareholding interest in Shanghai Hua Tian and a shareholder's loan in the amount of HK$477,564,240.00 to Shanghai Hua Tian on an unsecured, non-interest bearing and no fixed term of repayment basis.

Shanghai Hua Tian is the owner and developer of a property development project situated at Tian Shan Yi Cun Lots 1-3, Chang Ning District, Shanghai, PRC and known as the City Center of Shanghai. The principal asset of Shanghai Hua Tian is its 100% interest in the City Center of Shanghai.

State Properties is accounted for as an associated company of the Group in its consolidated financial statements. Shanghai Hua Tian is accounted for at cost as an investment in a jointly controlled entity in the financial statements of State Properties.

As at 31 December 2001, the audited net liabilities of Polycorp Investments under Hong Kong accounting standards was approximately HK$117,063.00. For the year ended 31 December 2000, the audited net loss of Polycorp Investments was approximately HK$13,355.00. For the year ended 31 December 2001, the audited net loss of Polycorp Investments was approximately HK$14,555.00.

As at 31 December 2001, the audited net liabilities of State Properties under Hong Kong accounting standards was HK$2,086,101.00. For the year ended 31 December 2000, the audited net loss of State Properties was HK$1,836,913.00. For the year ended 31 December 2001, the audited net profit of State Properties was HK$2,386,576.00.

As at 31 December 2001, the audited net assets of Shanghai Hua Tian under PRC accounting standards was RMB567,934,012.60. For the year ended 31 December 2001, the audited net loss of Shanghai Hua Tian was RMB17,770,544.31.

Upon Completion, the Company will have no further interest in the City Center of Shanghai.

The chart below shows the present ownership of the City Center of Shanghai.


The Company
100%
United Partner Enterprises Limited
Ultimate beneficial owner: Dr. Ho
Polycorp Investments
Rich Trend Limited
Ultimate beneficial owner: STDM
14.28%
42.86%
42.86%
State Properties
Brightime Limited
Ultimate beneficial owner: Dr. Ho - 69.23%
STDM - 30.77%
35%
65%
100%
Shanghai Hua Tian
(Owner and developer of the City Center of Shanghai)
100%
City Center of Shanghai

Through the above structure, Shanghai Hua Tian is beneficially owned as to approximately 50% by Dr. Ho, as to approximately 35% by STDM, and as to 15% by the Company.

Consideration for the Sale

The consideration for the sale of the Sale Shares is HK$28,462,015.60 and the consideration for the assignment of the Shareholder's Loan is HK$313,537,984.40.

The aggregate consideration of the Sale in the amount of HK$342 million is payable in cash by the Purchasers to the Company and Shun Tak Development as to:

(i) HK$120,000,000 upon the execution of the Sale Agreement (with HK$15,487,338.53 being payable to Shun Tak Holdings and HK$104,512,661.47 being payable to Shun Tak Development);

(ii) HK$222,000,000 at Completion (with HK$12,974,677.07 being payable to Shun Tak Holdings and HK$209,025,322.93 being payable to Shun Tak Development);

The unaudited book value of the Group's investments in the City Center of Shanghai as at 31 December 2002 was HK$312,345,575.40 comprising (1) net liabilities of HK$1,192,409.00 which represents Polycorp Investments' net liabilities after accounting for Polycorp Investments' pro-rata share in State Properties' net liabilities; and (2) loan advanced by Shun Tak Development to Polycorp Investments in the amount of HK$313,537,984.40. The consideration of the Sale was agreed between the parties through arm's length negotiation with reference to such book value and represents a premium thereto of approximately HK$29,654,424.60 (approximately 9.5%). The value of the Group's investment in the City Centre of Shanghai as at the same date, if adjusted to take into consideration of the valuation of the City Center of Shanghai as at that date by RHL Appraisal Limited, would have been approximately HK$270,509,419.00. The consideration of the Sale represents a premium of HK$71,490,581.00 (approximately 26.4%) over the adjusted value of the Group's investment in the City Center of Shanghai.

The unaudited profit to the Group arising from the Sale (before expenses) will be approximately HK$29.65 million (subject to finalisation of the audit of the Group for the year ended 31 December 2003).

Release of the Company from cost overrun funding guarantee in respect of Phase 1

The Company and STDM provided on 20 August 2002 an unlimited cost overrun funding guarantee on a several basis (as to 15% by the Company and as to 85% by STDM) in favour of a bank which has granted certain loan facilities to Shanghai Hua Tian in respect of the development of Phase 1. The construction of Phase 1 has been completed without cost overrun and the Company, as one of the guarantors, has incurred no liability to the bank under the funding guarantee. The Purchasers agree that, upon Completion, they shall procure that the Company shall be fully released from all liabilities under its funding guarantee.

Conditions to the Sale

Completion is conditional upon approval of the Sale by Independent Shareholders at the EGM on or before 30 April 2003. Completion will take place on the fifth Business Day from (but not including) the date of approval by Independent Shareholders at the EGM or on such other date as the parties may agree.

Shanghai Hua Tian and the City Center of Shanghai

Shanghai Hua Tian was established on 26 February 2001 as a wholly foreign owned enterprise in the PRC with the permitted scope of business of property development, management, consultant and agency. The principal asset of Shanghai Hua Tian is the City Center of Shanghai. The City Center of Shanghai is a property development project situated at Tian Shan Yi Cun Lots 1-3, Chang Ning District, Shanghai, PRC comprising Phase 1, Phase 2 and Phase 3. The development of Phase 1 was completed in November 2002 with a total gross floor area of approximately 173,215 square meters comprising office buildings, commercial arcade and car parks. Phase 2 is only partially developed with a 2 story-retail building of approximately 6,135 square meters which was completed in December 2001. The remaining portion of the Phase 2 with a site area of 33,558 square meters is planned for a large-scale commercial, residential and office development. The Phase 3 site with a total site area of 9,746 square meters is vacant and levelled land. Levels 32 and 33 of Tower B in Phase 1 were sold to third parties in 2001. The remaining developed areas are or will be leased. As at 31 December 2002, the occupation rates of Phase 1 and Phase 2 were both approximately 90%.

REASONS FOR THE SALE

The Company is an investment holding company and its subsidiaries are principally engaged in three core businesses, comprising shipping, property and hospitality. The Group has strategically focused upon its shipping and hospitality core businesses with a particular emphasis in Macau where, with the revival of Macau tourism and the opening up of the gaming industry, it is anticipated there will be generated growth opportunities for the Group.

The Directors consider that the Sale, involving a minority interest in a property development project outside of the Group's focus of interest in Macau and the Pearl River Delta region, allows the Group to realize its interest in the City Center of Shanghai at a premium by reference to the valuation and enables the Group to deploy more strategically its resources in the focused core operating businesses of the Group.

In the circumstances, the Directors, including the independent non-executive Directors, are of the view that the Sale is fair and reasonable so far as the Shareholders as a whole are concerned and is in the best interests of the Company.

The proceeds of the Sale totaling HK$342 million will be retained as general working capital for the Group and has not been earmarked for any specific use.

CONNECTED TRANSACTION IMPLICATIONS

The Purchasers, with the exception of Beston International Investments Limited, are associates of Dr. Ho under the Listing Rules. Framwelgate is owned by Dr. Ho as to 50% and Ms. Leong as to 50%. Both Framwelgate and Ms. Leong are considered to be associates of Dr. Ho for the purpose of the Listing Rules in the context of this transaction. Beston International Investments Limited and its ultimate beneficial owners are independent third parties not connected with the Company, the directors, chief executive or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates. The Sale therefore constitutes a connected transaction of the Company under Rule 14.23(1)(a) of the Listing Rules and is subject to approval by the Independent Shareholders at the EGM.

Shanghai Hua Tian is beneficially owned as to approximately 50% by Dr. Ho (the Group Executive Chairman, executive Director and a substantial shareholder of the Company); and as to

equity interests in, as well as are directors of, STDM. By virtue of their interests in STDM, STDM is considered to be a connected person of the Company. Accordingly, the Sale also constitutes a connected transaction of the Company by virtue of Rule 14.23(1)(b) of the Listing Rules. Beside the connected persons' interests in STDM as above, the Company also has approximately 11.48% equity interest in STDM.

Dr. Ho, Dr. Cheng Yu Tung and Shun Tak Shipping and their respective associates as defined under the Listing Rules and other persons interested in the Sale will abstain from voting on the Sale at the EGM.

An independent board committee will be established for the purposes of considering the terms of the Sale and giving a recommendation to the Independent Shareholders in respect of the Sale. An independent financial adviser will be appointed to advise the independent board committee of the Company in relation to the Sale.

A circular containing, inter alia, details of the Sale, the recommendation from the independent board committee of the Company, the advice from the independent financial adviser, the independent valuation report on the City Center of Shanghai and a notice of the Extraordinary General Meeting to approve the Sale will be despatched to the Shareholders as soon as practicable.

DEFINITIONS

"Business Day"	a day other than a Saturday, Sunday on which banks are open in Hong Kong to the general public for business
"City Center of Shanghai"	a property development project situated at Tian Shan Yi Cun Lots 1-3, Chang Ning District, Shanghai, PRC, comprising Phase 1, Phase 2 and Phase 3
"Company" or "Shun Tak Holdings"	Shun Tak Holdings Limited, a company incorporated in Hong Kong with limited liability and listed on the Stock Exchange.
"Completion"	completion of the Sale in accordance with the Sale Agreement
"connected person"	as defined in the Listing Rules
"Directors"	directors of the Company
"Dr. Ho"	Dr. Stanley Ho, the Group Executive Chairman, an executive Director, and a substantial shareholder of the Company
"Extraordinary General Meeting"	the extraordinary general meeting of the Company to be convened for approving the Sale
"Framwelgate"	Framwelgate Investment Limited which is owned as to 50% by Dr. Ho and as to 50% by Ms Leong
"Group"	The Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of PRC
"HK$"	Hong Kong dollars
"Independent Shareholders"	the shareholders of the Company other than Dr. Ho, Dr. Cheng Yu Tung and Shun Tak Shipping and their respective associates (as defined in the Listing Rules)
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Ms. Leong"	Ms Leong On Kei, Angela who is considered to be an associate of Dr. Ho under the Listing Rules in the context of this transaction.
"Phase 1"	Phase 1 of the City Center of Shanghai located at Tian Shan Yi Cun, Lot 2, Chang Ning District, Shanghai, PRC comprising 2 office towers, a commercial arcade and car parks with a total gross floor area of approximately 170,155 square metres (except Levels 32 and 33 of Block B comprising approximately 3,060 square metres which were sold to third parties)
"Phase 2"	Phase 2 of the City Center of Shanghai located at Tian Shan Yi Cun, Lot 1, Chang Ning District, Shanghai, PRC which has been partially developed with a 2-story retail building with a total gross area of approximately 6,135 square metres
"Phase 3"	Phase 3 of the City Center of Shanghai located at Tian Shan Yi Cun, Lot 3, Chang Ning District, Shanghai, PRC. Shanghai Hua Tian has entered into a letter of intent dated 27 November 2001 with the People's Government of Chang Ning District, Shanghai to acquire the said Lot 3
"Polycorp Investments"	Polycorp Investments Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of the Company
"PRC"	the People's Republic of China excluding, for the purpose of this announcement, Hong Kong, Macau Special Administrative Region and Taiwan
"Purchasers"	Framwelgate, Ms. Leong and Beston International Investments Limited
"RMB"	Renminbi, the lawful currency of the PRC
"Sale"	the sale by the Group of its entire 15% interest in City Center of Shanghai to the Purchasers which is effected through the sale of the Sale Shares by the Company to the Purchasers and the assignment of the Shareholder's Loan by Shun Tak Development to the Purchasers
"Sale Agreement"	the agreement dated 27 February 2003 entered into between the Company, Shun Tak Development and the Purchasers in relation to the Sale
"Sale Shares"	15 shares of HK$1.00 each in the share capital of Polycorp Investments representing the entire issued capital of Polycorp Investments which will be sold by the Company to the Purchasers pursuant to the Sale Agreement
"Shanghai Hua Tian"	上海華天房地產發展有限公司 (Shanghai Hua Tian Property Developments Co., Ltd.), a company established under the laws of the PRC and is the owner and developer of the City Center of Shanghai
"Shareholders"	The shareholders of the Company
"Shareholder's Loan"	The benefit of the shareholder's loan in the amount of HK$313,537,984.40 due by Polycorp Investments to Shun Tak Development which will be assigned to the Purchasers pursuant to the Sale Agreement
"Shun Tak Development"	Shun Tak Development Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of the Company
"Shun Tak Shipping"	Shun Tak Shipping Company, Limited, a company incorporated in Hong Kong and a substantial shareholder of the Company. Dr. Ho, Dr. Cheng Yu Tung and Mrs. Louise Mok (both Dr. Cheng and Mrs. Mok being non-executive Directors) have beneficial interests in Shun Tak Shipping
"State Properties"	State Properties Limited, a company incorporated in Hong Kong and having a 35% shareholding interest in Shanghai Hua Tian
"STDM"	Sociedade de Turismo e Diversoes de Macau S.A.R.L., a connected person of the Company under the Listing Rules. Dr. Ho and Dr. Cheng Yu Tung, a non-executive Director, have equity interests in, as well as are directors of STDM. By virtue of their interests in STDM, STDM is considered to be

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of the Circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Shun Tak Holdings Limited, you should at once hand the Circular and the accompanying form of proxy to the purchasers or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchasers or the transferee.

SHUN TAK

SHUN TAK HOLDINGS LIMITED

信德集團有限公司

(Incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTION

Sale of interest in the City Center of Shanghai

Financial Adviser to the Independent Board Committee

UOB ASIA (HONG KONG) LIMITED
新加坡大華亞洲(香港)有限公司

A letter from the Independent Board Committee is set out on page 12 of the Circular. A letter from UOB Asia containing its advice to the Independent Board Committee is set out on pages 13 to 18 of the Circular.

A notice convening an Extraordinary General Meeting of Shun Tak Holdings Limited to be held at the Boardroom, Penthouse, 39th Floor, West Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong on Monday, 31st March 2003 at 3:00 p.m. is set out on pages 33 to 34 of the Circular. Whether or not you are able to attend the Extraordinary General Meeting, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the Company's registered office at Penthouse, 39th Floor, West Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or any adjourned meeting should you so wish.

13th March 2003

CONTENTS

In the Circular, the following expressions have the following meanings unless the context requires otherwise:

"associate(s)"	has the meaning ascribed to it under the Listing Rules
"Board"	the board of Directors
"Business Day"	a day other than a Saturday, Sunday on which banks are open in Hong Kong to the general public for business
"Circular"	the circular to Shareholders issued by the Company dated 13th March 2003
"City Center of Shanghai"	a property development project situated at Tian Shan Yi Cun Lots 1-3, Chang Ning District, Shanghai, PRC, comprising Phase 1, Phase 2 and Phase 3
"Company" or "Shun Tak Holdings"	Shun Tak Holdings Limited, a company incorporated in Hong Kong with limited liability and listed on the Stock Exchange
"Completion"	completion of the Sale in accordance with the Sale Agreement
"connected person"	as defined in the Listing Rules
"Directors"	directors of the Company
"Dr. Ho"	Dr. Stanley Ho, the Group Executive Chairman, an executive Director, and a substantial shareholder of the Company
"Extraordinary General Meeting"	the extraordinary general meeting of the Company to be convened for approving the Sale held on 31st March, 2003 at 3:00 p.m., notice of which is set out in pages 33 to 34 of the Circular
"Framwelgate"	Framwelgate Investment Limited which is owned as to 50% by Dr. Ho and as to 50% by Ms. Leong
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars
"Hong Kong"	the Hong Kong Special Administrative Region of PRC
"Independent Board Committee"	an independent committee of the Board comprising the independent non-executive Directors, namely Sir Roger Lobo and Mr. Robert Kwan

"Independent Financial Adviser" or "UOB Asia"	UOB Asia (Hong Kong) Limited, the financial adviser to the Independent Board Committee
"Independent Shareholders"	the Shareholders other than Dr. Ho, Dr. Cheng Yu Tung and Shun Tak Shipping and their respective associates (as defined in the Listing Rules)
"Latest Practicable Date"	10th March 2003, being the latest practicable date prior to the printing of the Circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Ms. Leong"	Ms. Leong On Kei, Angela who is considered to be an associate of Dr. Ho under the Listing Rules in the context of this transaction
"Phase 1"	Phase 1 of the City Center of Shanghai located at Tian Shan Yi Cun, Lot 2, Chang Ning District, Shanghai, PRC comprising 2 office towers, a commercial arcade and car parks with a total gross floor area of approximately 170,155 square metres (except Levels 32 and 33 of Block B comprising approximately 3,060 square metres which were sold to third parties)
"Phase 2"	Phase 2 of the City Center of Shanghai located at Tian Shan Yi Cun, Lot 1, Chang Ning District, Shanghai, PRC which has been partially developed with a 2-story retail building with a total gross area of approximately 6,135 square metres
"Phase 3"	Phase 3 of the City Center of Shanghai located at Tian Shan Yi Cun, Lot 3, Chang Ning District, Shanghai, PRC. Shanghai Hua Tian has entered into a letter of intent dated 27th November 2001 with the People's Government of Chang Ning District, Shanghai to acquire the said Lot 3
"Polycorp Investments"	Polycorp Investments Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of the Company
"PRC"	The People's Republic of China excluding, for the purpose of the Circular, Hong Kong, Macau Special Administrative Region and Taiwan
"Purchasers"	Framwelgate, Ms. Leong and Beston International Investments Limited

"RMB"	Renminbi, the lawful currency of the PRC
"Sale"	the sale by the Group of its entire 15% interest in the City Center of Shanghai to the Purchasers which is effected through the sale of the Sale Shares by the Company to the Purchasers and the assignment of the Shareholder's Loan by Shun Tak Development to the Purchasers
"Sale Agreement"	the agreement dated 27th February 2003 entered into between the Company, Shun Tak Development and the Purchasers in relation to the Sale
"Sale Shares"	15 shares of HK$1.00 each in the share capital of Polycorp Investments representing the entire issued capital of Polycorp Investments which will be sold by the Company to the Purchasers pursuant to the Sale Agreement
"SDI Ordinance"	Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong)
"Shanghai Hua Tian"	上海華天房地產發展有限公司 (Shanghai Hua Tian Property Developments Co., Ltd.), a company established under the laws of the PRC and is the owner and developer of the City Center of Shanghai
"Share(s)"	Share(s) of HK$0.25 each in the share capital of the Company
"Shareholder(s)"	the shareholders of the Company
"Shareholder's Loan"	the benefit of the shareholder's loan in the amount of HK$313,537,984.40 due by Polycorp Investments to Shun Tak Development which will be assigned to the Purchasers pursuant to the Sale Agreement
"Shun Tak Development"	Shun Tak Development Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of the Company
"Shun Tak Shipping"	Shun Tak Shipping Company, Limited, a company incorporated in Hong Kong and a substantial shareholder of the Company. Dr. Ho, Dr. Cheng Yu Tung and Mrs. Louise Mok (both Dr. Cheng and Mrs. Mok being non-executive Directors) have beneficial interests in Shun Tak Shipping
"State Properties"	State Properties Limited, a company incorporated in Hong Kong and having a 35% shareholding interest in Shanghai Hua Tian

"STDM"	Sociedade de Turismo e Diversões de Macau S.A.R.L., a connected person of the Company under the Listing Rules. Dr. Ho and Dr. Cheng Yu Tung, a non-executive Director, have equity interests in, as well as are directors of STDM. By virtue of their interests in STDM, STDM is considered to be a connected person of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"substantial shareholder"	as defined in the Listing Rules
"Valuation"	the valuation of the City Center of Shanghai by the Valuer
"Valuer"	RHL Appraisal Ltd., an independent property valuer not connected with the Company, the directors, chief executive or substantial shareholders or any of its subsidiaries or any of their respective associates

SHUN TAK

SHUN TAK HOLDINGS LIMITED

信德集團有限公司

(Incorporated in Hong Kong with limited liability)

Executive Directors:
Dr. Stanley Ho *(Group Executive Chairman)*
Sir Roger Lobo**
Mr. Robert Kwan**
Dr. Cheng Yu Tung*
Mrs. Louise Mok*
Ms. Pansy Ho *(Managing Director)*
Ms. Daisy Ho *(Deputy Managing Director)*
Dr. Ambrose So
Mr. Patrick Huen
Mr. Andrew Tse
Mr. Anthony Chan
Ms. Maisy Ho

Registered office:
Penthouse, 39th Floor
West Tower
Shun Tak Centre
200 Connaught Road Central
Hong Kong

* *Non-Executive Director*
** *Independent non-Executive Director*

13th March 2003

To the Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTION
Sale of interest in the City Center of Shanghai

INTRODUCTION

On 27th February 2003, the Company entered into the Sale Agreement with the Purchasers in relation to the Company's 15% attributable interests in the City Center of Shanghai for HK$342 million. The Sale is effected through the sale of the Company's entire 100% interest in Polycorp Investments and assignment of shareholder's loans due to Shun Tak Development from Polycorp Investments. Polycorp Investments holds a 42.86% interest in State Properties which in turn holds a 35% interest in Shanghai Hua Tian. Shanghai Hua Tian is the owner and developer of the City Center of Shanghai. The principal asset of Shanghai Hua Tian is the City Center of Shanghai. The City Center of Shanghai is a property development project situated at Tian Shan Yi Cun Lots 1-3, Chang Ning District, Shanghai, PRC. The unaudited profit to the Group arising from the Sale (before expenses) will be approximately HK$29.65 million (subject to finalisation of the audit of the Group for the year ended 31st December 2003).

The Purchasers, with the exception of Beston International Investments Limited, are associates of Dr. Ho under the Listing Rules. Beston International Investments Limited and its ultimate beneficial owners are independent third parties not connected with the Company, the directors, chief executive or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates.

Shanghai Hua Tian is beneficially owned as to approximately 50% by Dr. Ho (the Group Executive Chairman, executive Director and a substantial shareholder of the Company) as to approximately 35% by STDM, and as to 15% by the Company. The connected persons, being Dr. Ho and Dr. Cheng Yu Tung, a non-executive Director, have equity interests in, as well as are directors of, STDM. By virtue of their interests in STDM, STDM is considered to be a connected person of the Company.

The Sale constitutes a connected transaction of the Company under the Listing Rules and is subject to the approval by Independent Shareholders at the Extraordinary General Meeting. A valuation report has been made by the Valuer to advise on the valuation of the City Center of Shanghai.

The purpose of the Circular is to provide you with further information in relation to the Sale, to set out the Valuation, to set out the opinion of the Independent Board Committee based on the advice of the Independent Financial Adviser, the text of which is set out in the Circular, and to give notice of the Extraordinary General Meeting for the approval of the Sale.

DETAILS OF THE SALE AGREEMENT

Date of the Sale Agreement

27th February 2003

Parties

Sellers:	Shun Tak Holdings as seller of the Sale Shares Shun Tak Development as seller of the Shareholder's Loan
Purchasers:	Framwelgate Ms. Leong Beston International Investments Limited

The ultimate beneficial owners of Framwelgate are Dr. Ho and Ms. Leong.

Assets sold under the Sale Agreement

Sale Shares: 15 shares of HK$1.00 each in the share capital of Polycorp Investments, being the entire issued share capital of Polycorp Investments.

Shareholder's Loan: the benefit of the shareholder's loan in the amount of HK$313,537,984.40 due by Polycorp Investments to Shun Tak Development, a wholly-owned subsidiary of the Company.

The principal asset of Polycorp Investments is a 42.86% shareholding interest in State Properties and a shareholder's loan to State Properties in the amount of HK$313,396,664.40 which is not more than Polycorp Investments' pro-rata shareholding in State Properties. The loans by all shareholders of State Properties are on an unsecured, non-interest bearing, and no fixed term of repayment basis.

The principal asset of State Properties is a 35% shareholding interest in Shanghai Hua Tian and a shareholder's loan in the amount of HK$477,564,240.00 to Shanghai Hua Tian on an unsecured, non-interest bearing and no fixed term of repayment basis.

Shanghai Hua Tian is the owner and developer of a property development project situated at Tian Shan Yi Cun Lots 1-3, Chang Ning District, Shanghai, PRC and known as the City Center of Shanghai. The principal asset of Shanghai Hua Tian is its 100% interest in the City Center of Shanghai.

State Properties is accounted for as an associated company of the Group in its consolidated financial statements. Shanghai Hua Tian is accounted for at cost as an investment in a jointly controlled entity in the financial statements of State Properties.

As at 31st December 2001, the audited net liabilities of Polycorp Investments under Hong Kong accounting standards was approximately HK$117,063.00. For the year ended 31st December 2000, the audited net loss of Polycorp Investments was approximately HK$13,355.00. For the year ended 31st December 2001, the audited net loss of Polycorp Investments was approximately HK$14,555.00.

As at 31st December 2001, the audited net liabilities of State Properties under Hong Kong accounting standards was HK$2,086,101.00. For the year ended 31st December 2000, the audited net loss of State Properties was HK$1,836,913.00. For the year ended 31st December 2001, the audited net profit of State Properties was HK$2,386,576.00, there was no taxation incurred for that year.

As at 31st December 2001, the audited net assets of Shanghai Hua Tian under PRC accounting standards was RMB567,934,012.60. For the year ended 31st December 2001, the audited net loss of Shanghai Hua Tian under PRC accounting standards was RMB17,770,544.31.

Upon Completion, the Company will have no further interest in the City Center of Shanghai.

The chart below shows the present ownership of the City Center of Shanghai.


The Company
100%
United Partner Enterprises Limited (ultimate beneficial owner: Dr. Ho)
Polycorp Investments
Rich Trend Limited (ultimate beneficial owner: STDM)
14.28%
42.86%
42.86%
State Properties
Brightime Limited (ultimate beneficial owner: Dr. Ho – 69.23% STDM – 30.77%)
35%
65%
100%
Shanghai Hua Tian (owner and developer of the City Center of Shanghai)
100%
City Center of Shanghai

Through the above structure, Shanghai Hua Tian is beneficially owned as to approximately 50% by Dr. Ho, as to approximately 35% by STDM, and as to 15% by the Company.

Consideration for the Sale

The consideration for the sale of the Sale Shares is HK$28,462,015.60 and the consideration for the assignment of the Shareholder's Loan is HK$313,537,984.40.

The aggregate consideration of the Sale in the amount of HK$342 million is payable in cash by the Purchasers to the Company and Shun Tak Development as to:

(i) HK$120,000,000 upon the execution of the Sale Agreement (with HK$15,487,338.53 being payable to Shun Tak Holdings and HK$104,512,661.47 being payable to Shun Tak Development);

(ii) HK$222,000,000 at Completion (with HK$12,974,677.07 being payable to Shun Tak Holdings and HK$209,025,322.93 being payable to Shun Tak Development);

The unaudited book value of the Group's investments in the City Center of Shanghai as at 31st December 2002 was HK$312,345,575.40 comprising (1) net liabilities of HK$1,192,409.00 which represents Polycorp Investments' net liabilities after accounting for Polycorp Investments' pro-rata share in State Properties' net liabilities; and (2) loan advanced by Shun Tak Development to Polycorp

Investments in the amount of HK$313,537,984.40. The consideration of the Sale was agreed between the parties through arm's length negotiation with reference to such book value and represents a premium thereto of approximately HK$29,654,424.60 (approximately 9.5%). The value of the Group's investment in the City Centre of Shanghai as at the same date, if adjusted to take into consideration the Valuation as at that date by the Valuer, would have been approximately HK$270,509,419.00. This adjusted value of investment comprises (1) net liabilities of approximately HK$40,959,000.00 which represents Polycorp Investments' net liabilities after taking into account of its share in State Properties' net liabilities and Shanghai Hua Tian's net assets as at 31st December 2002; (2) Polycorp Investments' pro-rata share in the deficit arising from revaluation of the City Center of Shanghai at 31st December 2002 of approximately HK$2,070,000.00; and (3) the Shareholder's Loan. The consideration of the Sale represents a premium of HK$71,490,581.00 (approximately 26.4%) over the adjusted value of the Group's investment in the City Center of Shanghai.

The unaudited profit to the Group arising from the Sale (before expenses) will be approximately HK$29.65 million (subject to finalisation of the audit of the Group for the year ended 31st December 2003).

Release of the Company from cost overrun funding guarantee in respect of Phase 1

The Company and STDM provided on 20th August 2002 an unlimited cost overrun funding guarantee on a several basis (as to 15% by the Company and as to 85% by STDM) in favour of a bank which has granted certain loan facilities to Shanghai Hua Tian in respect of the development of Phase 1. The construction of Phase 1 has been completed without cost overrun and the Company, as one of the guarantors, has incurred no liability to the bank under the funding guarantee. The Purchasers agree that, upon Completion, they shall procure that the Company shall be fully released from all liabilities under its funding guarantee.

Conditions to the Sale

Completion is conditional upon approval of the Sale by Independent Shareholders at the Extraordinary General Meeting on or before 30th April 2003. Completion will take place on the fifth Business Day from (but not including) the date of approval by Independent Shareholders at the Extraordinary General Meeting or on such other date as the parties may agree.

Shanghai Hua Tian and the City Center of Shanghai

Shanghai Hua Tian was established on 26th February 2001 as a wholly foreign owned enterprise in the PRC with the permitted scope of business of property development, management, consultant and agency. The principal asset of Shanghai Hua Tian is the City Center of Shanghai. The City Center of Shanghai is a property development project situated at Tian Shan Yi Cun Lots 1-3, Chang Ning District, Shanghai, PRC comprising Phase 1, Phase 2 and Phase 3. The development of Phase 1 was completed in November 2002 with a total gross floor area of approximately 173,215 square meters comprising office buildings, commercial arcade and car parks. Phase 2 is only partially developed with a 2 story-retail building of approximately 6,135 square meters which was completed in December 2001. The remaining portion of the Phase 2 with a site area of 33,558 square meters is planned for a

large-scale commercial, residential and office development. The Phase 3 site with a total site area of 9,746 square meters is vacant and levelled land. Levels 32 and 33 of Tower B in Phase 1 were sold to third parties in 2001. The remaining developed areas are or will be leased. As at 31st December 2002, the occupation rates of Phase 1 and Phase 2 were both approximately 90%.

REASONS FOR THE SALE

The Company is an investment holding company and its subsidiaries are principally engaged in three core businesses, comprising shipping, property and hospitality. The Group has strategically focused upon its shipping and hospitality core businesses with a particular emphasis in Macau where, with the revival of Macau tourism and the opening up of the gaming industry, it is anticipated there will be generated growth opportunities for the Group.

The Directors consider that the Sale, involving a minority interest in a property development project outside of the Group's focus of interest in Macau and the Pearl River Delta region, allows the Group to realize its interest in the City Center of Shanghai at a premium by reference to the Valuation and enables the Group to deploy more strategically its resources in the focused core operating businesses of the Group.

In the circumstances, the Directors, including the independent non-executive Directors, are of the view that the Sale is fair and reasonable so far as the Shareholders as a whole are concerned and is in the best interests of the Company.

The proceeds of the Sale totaling HK$342 million will be retained as general working capital for the Group and has not been earmarked for any specific use.

CONNECTED TRANSACTION IMPLICATIONS

The Purchasers, with the exception of Beston International Investments Limited, are associates of Dr. Ho under the Listing Rules. Framwelgate is owned by Dr. Ho as to 50% and Ms. Leong as to 50%. Both Framwelgate and Ms. Leong are considered to be associates of Dr. Ho for the purpose of the Listing Rules in the context of this transaction. Beston International Investments Limited and its ultimate beneficial owners are independent third parties not connected with the Company, the directors, chief executive or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates. The Sale therefore constitutes a connected transaction of the Company under Rule 14.23(1)(a) of the Listing Rules and is subject to approval by the Independent Shareholders at the Extraordinary General Meeting.

Shanghai Hua Tian is beneficially owned as to approximately 50% by Dr. Ho (the Group Executive Chairman, executive Director and a substantial shareholder of the Company) and as to approximately 35% by STDM. Dr. Ho and Dr. Cheng Yu Tung, a non-executive Director, have equity interests in, as well as are directors of, STDM. By virtue of their interests in STDM, STDM is considered to be a connected person of the Company. Accordingly, the Sale also constitutes a connected transaction of the Company by virtue of Rule 14.23(1)(b) of the Listing Rules. Beside the connected persons' interests in STDM as above, the Company also has approximately 11.48% equity interest in STDM.

EXTRAORDINARY GENERAL MEETING

Set out on pages 33 to 34 of the Circular is a notice convening the Extraordinary General Meeting to be held at the Boardroom, Penthouse 39th Floor, West Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong on 31st March 2003 at 3:00 p.m., for the purpose of considering and, if thought fit, passing the resolutions set out therein.

Dr. Stanley Ho, Dr. Cheng Yu Tung and Shun Tak Shipping, and their respective associates as defined under the Listing Rules, will abstain from voting on the Sale at the Extraordinary General Meeting.

A form of proxy for use at the Extraordinary General Meeting is enclosed. Whether or not you are able to attend the meeting, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon to the Company's registered office at Penthouse, 39th Floor, West Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the Extraordinary General Meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the Extraordinary General Meeting or any adjourned meeting should you so wish.

RECOMMENDATION

The Independent Board Committee has been formed to advise the Independent Shareholders in relation to the Sale. UOB Asia has been appointed as the Independent Financial Adviser to advise the Independent Board Committee in this respect.

The Independent Board Committee, having taken into account the advice of the Independent Financial Adviser, is of the opinion that the terms of the Sale are fair and reasonable so far as the Independent Shareholders are concerned and accordingly, recommends that the Independent Shareholders vote in favour of the ordinary resolution regarding the Sale set out in the notice of Extraordinary General Meeting at the end of the Circular. The letter from the Independent Financial Adviser containing its advice to the Independent Board Committee is set out on pages 13 to 18 of the Circular.

ADDITIONAL INFORMATION

Your attention is drawn to the letters from the Independent Board Committee and the Independent Financial Adviser, the Valuation set out in Appendix I to the Circular and the general information set out in Appendix II to the Circular.

Yours faithfully,
For and on behalf of the Board of
SHUN TAK HOLDINGS LIMITED
Dr. Ambrose So
Company Secretary

SHUN TAK

SHUN TAK HOLDINGS LIMITED

信德集團有限公司

(Incorporated in Hong Kong with limited liability)

Registered Office:
Penthouse, 39th Floor
West Tower
Shun Tak Centre
200 Connaught Road Central
Hong Kong

13th March 2003

To the Independent Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTION
Sale of interest in the City Center of Shanghai

We have been appointed as the Independent Board Committee to advise you in connection with the Sale, details of which are set out in the letter from the Board contained in the circular to the shareholders of the Company dated 13th March 2003 (the "Circular"), of which this letter forms part. Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.

UOB Asia has been appointed as the independent financial adviser to consider and advise the Independent Board Committee on the terms of the Sale.

Having considered the terms, principal factors and reasons of the Sale and opinion of the Independent Financial Adviser in relation thereto as set out on pages 13 to 18 of the Circular, we are of the opinion that the terms of the Sale are fair and reasonable so far as the Independent Shareholders are concerned. We therefore recommend that you vote in favour of the ordinary resolution to be proposed at the Extraordinary General Meeting to approve the Sale. Your attention is drawn to the letter from the Board and the letter from the Independent Financial Adviser set out in the Circular.

Yours faithfully,
For and on behalf of the
Independent Board Committee

Sir Roger Lobo — *Director*
Robert Kwan — *Director*

The following is the text of a letter prepared by the Independent Financial Adviser for the purposes of inclusion in the Circular:

UOB ASIA (HONG KONG) LIMITED
新加坡大華亞洲(香港)有限公司
(A MEMBER OF THE UNITED OVERSEAS BANK GROUP)

Suite 601, 6/F Aon China Building
29 Queen's Road Central
Hong Kong
香港中環皇后大道中29號
怡安華人行6樓601室
Tel (852) 2868-2633
Fax (852) 2840-0438
Email Address uobahk@uobahk.com

13th March, 2003

The Independent Board Committee
Shun Tak Holdings Limited
Penthouse
39th Floor, West Tower
Shun Tak Centre
200 Connaught Road Central
Hong Kong

Dear Sirs,

CONNECTED TRANSACTION
Sale of interest in the City Center of Shanghai, the People's Republic of China

INTRODUCTION

We have been appointed to act as financial adviser to the Independent Board Committee in respect of the Sale. Details of the Sale are contained in the circular to Shareholders dated 13th March, 2003 (the "Circular"), of which this letter forms part. Unless the context of this letter requires otherwise, the definitions used herein have the same meanings as those defined in the Circular.

Pursuant to the Listing Rules, the Sale will constitute a connected transaction for the Company and is therefore subject to the approval by the Independent Shareholders at the Extraordinary General Meeting.

In our capacity as financial adviser to the Independent Board Committee, our role is to advise the Independent Board Committee on the fairness and reasonableness of the terms of the Sale so far as the Independent Shareholders are concerned.

In assessing the terms of the Sale, we have relied to a considerable extent on the information supplied, opinions given and representations made by the Directors and the management of the Group and on the information, opinions, representations and statements contained or referred to in the Circular. While we have not carried out any independent verification of such information or the bases for such opinions, representations and statements, we have no reason to doubt the truth, accuracy and completeness of such information, opinions, representations and statements and have confirmed with the Directors that no material facts have been omitted or withheld from such information, opinions, representations and statements. We have also assumed that all such information, opinions, representations and statements, for which the Directors are wholly responsible, were true and accurate at the time they were prepared, given or made and continue to be true and accurate as at the date of the Circular. In particular, we have assumed that the independent valuation of the City Center of Shanghai prepared by RHL Appraisal Limited and the calculation of the Adjusted Book Value (as defined below) reviewed by the Company's auditors are fair and reasonable and have therefore relied on such valuation and calculation.

We consider that we have been provided with sufficient information which is presently available to enable us to reach an informed view on the fairness and reasonableness of the terms of the Sale so far as the Independent Shareholders are concerned. We have not, however, conducted any independent in-depth investigation into the business, financial position or other affairs of the Group (including Polycorp Investments) or any of the Company's associated companies (including State Properties), nor have we carried out any independent research on Shanghai Hua Tian, the City Center of Shanghai or the current state or likely prospects of the property market in Shanghai, the PRC.

PRINCIPAL FACTORS

In assessing the terms of the Sale, we have taken into consideration, among other things, the following principal factors:

1. The Sale

- The Company has conditionally agreed to sell to the Purchasers its entire 15% attributable interest in the City Center of Shanghai for a total cash consideration of HK$342 million. The Sale shall be effected through the sale by the Company of the Sale Shares, i.e. the Company's 100% equity interest in Polycorp Investments, to the Purchasers for a cash consideration of approximately HK$28.5 million and the assignment by Shun Tak Development, a wholly-owned subsidiary of the Company, of the Shareholder's Loan to the Purchasers for a cash consideration of approximately HK$313.5 million.

- Polycorp Investments is an intermediate holding company with an equity interest of approximately 42.86% in State Properties. State Properties is, in turn, an intermediate holding

company with an equity interest of 35% in Shanghai Hua Tian. Apart from their indirect and direct equity interests in Shanghai Hua Tian and certain related intercompany balances such as shareholder's advances and shareholder's loans, neither Polycorp Investments nor State Properties has any other material asset or liability.

- The only principal asset of Shanghai Hua Tian is its 100% interest in the City Center of Shanghai, which is located in the Chang Ning District in Shanghai, the PRC and which is being developed into a large-scale commercial, residential and office complex under Phase 1, Phase 2 and Phase 3. Further details of the City Center of Shanghai can be found in the valuation report in Appendix I to the Circular.

2. **Reasons for the Sale**

- As stated in the letter from the Board contained in the Circular, the core operating activities of the Group comprise shipping, property and hospitality and the Group has strategically focused upon its shipping and hospitality activities with a particular emphasis in Macau where the revival of tourism and the opening up of the gaming industry are expected to generate growth opportunities for the Group. Accordingly, the Directors consider the Group's investments in the City Center of Shanghai, which involve a minority interest in a property development project in Shanghai, the PRC, to be non-core assets outside of the strategic focus of the Group and the Sale to be a good opportunity for the Group to realise such non-core assets so as to re-deploy more strategically its resources in the core operating activities of the Group.

- In view of the foregoing, we concur with the Directors' view that the Sale is consistent with the overall strategy of the Group.

3. **Principal terms of the Sale**

(a) *Consideration*

- As stated in the letter from the Board contained in the Circular, the total consideration for the Sale has been arrived at after arm's length negotiations among the parties concerned with reference to the unaudited book value of the Group's investments in the City Center of Shanghai as at 31st December, 2002 (the "Book Value"). As advised by the Directors and reviewed by the Company's auditors, the Book Value, which was comprised of the unaudited net liabilities of Polycorp Investments of approximately HK$1.2 million after accounting for its share of net liabilities of State Properties as at 31st December, 2002 and the shareholder's loan advanced by Shun Tak Development to Polycorp Investments in the amount of approximately HK$313.5 million as at the same date, amounted to approximately HK$312.3 million.

- As advised by the Directors and reviewed by the Company's auditors, the unaudited adjusted book value of the Group's investments in the City Center of Shanghai as at 31st December, 2002 (the "Adjusted Book Value"), after making revaluation adjustments to take into account the

independent professional valuation of the City Center of Shanghai of HK$2,988 million as at the same date, amounted to approximately HK$270.5 million. Details of the independent professional valuation of the City Center of Shanghai can be found in the valuation report in Appendix I to the Circular.

- The total consideration for the Sale of HK$342 million represents a premium of approximately HK$29.7 million (or approximately 9.5%) over the Book Value of approximately HK$312.3 million and a premium of approximately HK$71.5 million (or approximately 26.4%) over the Adjusted Book Value of approximately HK$270.5 million.

- The Directors have also confirmed that there has not been and there will not be any further equity contribution by the Company to Polycorp Investments and that there has not been and there will not be any further contribution in the shareholder's loan advanced by Shun Tak Development to Polycorp Investments during the period from 1st January, 2003 until the date of completion of the Sale Agreement that have increased or will increase the Group's investments in the City Center of Shanghai.

- In view of the foregoing, particularly given the fact that the total consideration for the Sale of HK$342 million represents a premium of approximately HK$71.5 million (or approximately 26.4%) over the Adjusted Book Value of approximately HK$270.5 million, we consider that the total consideration for the Sale is favourable to the Group.

(b) *Payment terms*

- The total consideration for the Sale of HK$342 million, which is made up of the consideration for the Sale Shares of approximately HK$28.5 million and the consideration for the Shareholder's Loan of approximately HK$313.5 million, has been and shall be satisfied in cash and has been paid and shall be payable by the Purchasers:

  (i) as to HK$120 million upon execution of the Sale Agreement, with approximately HK$15.5 million paid to the Company and approximately HK$104.5 million paid to Shun Tak Development (collectively, the "Downpayments"); and

  (ii) as to HK$222 million upon completion of the Sale Agreement, with approximately HK$13.0 million payable to the Company and approximately HK$209.0 million payable to Shun Tak Development. Completion of the Sale Agreement is expected to take place on the fifth Business Day from (but not including) the date of the approval of the Sale by the Independent Shareholders at the Extraordinary General Meeting or such other date as the parties concerned may agree.

- In the event that the Sale is not approved by the Independent Shareholders at the Extraordinary General Meeting or that the Sale Agreement is terminated by the Purchasers by reason of the Company and Shun Tak Development being unable or unwilling to comply with their obligations under the Sale Agreement, the Company and Shun Tak Development shall be obliged to refund the Downpayments (without interest) to the Purchasers. In the event that the Sale Agreement is terminated by the Company and Shun Tak Development by reason of the Purchasers being unable

or unwilling to comply with their obligations under the Sale Agreement, the Company and Shun Tak Development shall be entitled to retain HK$34.2 million (which is equivalent to 10% of the total consideration for the Sale of HK$342 million) out of the Downpayments and return the balance (without interest) to the Purchasers or to place the Downpayments in an interest-bearing account for the purpose of setting off any loss suffered as a result of termination of the Sale Agreement before returning any balance (with interest) to the Purchasers.

- In view of the foregoing, and noting the fact that the Downpayments amounting to HK$120 million made by the Purchasers upon execution of the Sale Agreement represent over 35% of the total consideration for the Sale of HK$342 million, we concur with the Directors' view that these payment terms and the related arrangements are fair and reasonable and that the interest of the Group will be reasonably safeguarded thereunder.

(c) *Release of guarantee*

- As one of the terms of the Sale, the Purchasers shall, upon completion of the Sale Agreement, procure the release of the Company from all liabilities under a cost overrun funding guarantee given in favour of a bank in connection with the development of Phase 1.

- In view of the fact that the development of Phase 1 has recently been completed with no cost overrun and that the Group will no longer hold any interest in the City Center of Shanghai upon completion of the Sale Agreement, we concur with the Directors' view that the procurement by the Purchasers for the release of the Company from such liabilities is fair and reasonable.

4. **Financial effects on the Group**

(a) *Profit and loss accounts*

- As advised by the Directors and subject to audit confirmation, a one-off gain (before expenses) of approximately HK$29.7 million (the "Gain"), representing the surplus of the total consideration for the Sale of HK$342 million over the Book Value of approximately HK$312.3 million, is expected to arise from the Sale upon completion of the Sale Agreement. The Gain (after deducting expenses) will be recognised in the profit and loss accounts of the Group for the year ending 31st December, 2003.

(b) *Net assets*

- As advised by the Directors and subject to audit confirmation, the Gain (after deducting expenses) to be recognised in the profit and loss accounts of the Group for the year ending 31st December, 2003 is expected to lead to an increase in the net assets of the Group by the same amount.

(c) *Cashflow*

- As advised by the Directors, the proceeds arising from the Sale upon completion of the Sale Agreement will be used by the Group as additional working capital. This will improve the cashflow position of the Group, which will also be released from any further financing requirements to fund the development of the undeveloped portion of the City Center of Shanghai.

CONCLUSION

Having taken into consideration, among other things, the above principal factors, we consider that the terms of the Sale are fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, we have advised the Independent Board Committee of our view.

Yours faithfully,
For and on behalf of
UOB ASIA (HONG KONG) LIMITED
Henry Y.C. Cheong
Director

Yours faithfully,
For and on behalf of
UOB ASIA (HONG KONG) LIMITED
Ernest C.S. She
Director

RHL Appraisal Ltd.
永利行評值顧問有限公司
Member of RHL International Property Consultants
永利行國際物業顧問集團成員
Surveyors, Valuers, Land & Property Consultants
測量師、估值師、土地及物業顧問

Room 1010
Star House
Tsimshatsui
Kowloon
Hong Kong

13th March 2003

The Directors
Shun Tak Holdings Limited
Penthouse 39/F, Shun Tak Centre
No. 200 Connaught Road Central
Hong Kong

Dear Sirs,

Re: City Center of Shanghai, Tian Shan Yi Cun Lot Nos. 1, 2 and 3, Changning District, Shanghai, the People's Republic of China (the "PRC")

1. INSTRUCTION

In accordance with the instructions for us to value the captioned property interests of Shun Tak Holdings Limited (referred to as "the Company") and its subsidiaries (together referred to as the "Group"), we confirm that we have carried out property inspections, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing the open market value of the property as at 31st December 2002 (the "valuation date").

This letter which forms part of our valuation report explains the basis and methodology of valuation and spells out the legal opinion on the Group's title of property and set out the assumptions and other qualifications underlying our valuation.

2. BASIS OF VALUATION

Our valuation is our opinion of the open market value which we would define as intended to mean "the best price at which the sale of an interest in the property would have been completed unconditionally for cash consideration on the valuation date, assuming:

(i) a willing seller;

(ii) that, prior to the date of valuation, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest, for the agreement of the price and terms and for the completion of the sale;

(iii) that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

(iv) that no account is taken of any additional bid by a prospective purchaser with a special interest; and

(v) that both parties to the transaction had acted knowledgeably, prudently and without compulsion."

3. VALUATION METHODOLOGY

In the course of our valuation, the direct comparison method is adopted where comparison based on price information of comparable properties is made. Comparable of similar size, character and locations are analyzed and carefully weighted against all the respective advantages and disadvantages of the property in order to arrive at a fair comparison of capital values.

For those portions of the property which are leased to third parties, we have also adopted the investment method on the basis of capitalization of the net rental incomes for the unexpired terms of the respective tenancies with due allowance for reversionary income potential.

In undertaking our valuation of those undeveloped portions of the property, we have considered their development or redevelopment potential.

4. TITLE INVESTIGATION

We have been provided with extracts of title documents relating to the property. However, we have not searched the original documents to verify ownership nor to verify the existence of any lease amendments which do not appear on the copies handed to us. All the documents are disclosed herewith for reference only.

We have also relied upon the legal opinion provided by the PRC legal adviser, 上海市傅玄杰律師事務所, to the Company on the relevant laws and regulations in the PRC and on the Group's land use rights in the property as at the valuation date.

5. ASSUMPTION

Our valuation has been made on the assumption that the owner sells the property on the open market in its existing state without any benefit of deferred terms contracts, leaseback, joint-ventures, management agreements or any similar arrangements which would serve to affect the value of the property.

We have assumed that the owner has free and uninterrupted rights to use the property for the whole of the unexpired terms as specified in the respective Land Use Right Contracts subject to payment of annual land use fees (if any). We have also assumed that all requisite land premium / purchase consideration has been settled in full by the Group.

We have assumed that the owner of the property has the rights to sell, mortgage, charge or otherwise dispose of the property to any person at a consideration without payment of any additional premium or substantial fee to government authorities.

Other special assumptions, if any, have been stated out in the footnotes of the valuation certificate of the property.

6. LIMITING CONDITIONS

We have inspected the exterior and where possible, the interior of the property but no structural survey has been made. In the course of our inspection, we did not note any serious defects. We are not, however, able to report that the property is free from rot, infestation or any other structural defects. No tests were carried out on any of the services. All dimensions, measurements and areas are approximate.

We must point out that we have not carried out site investigations to determine the suitability of the ground conditions or the services of the undeveloped portions of the property. Our valuation has been made on the basis that these aspects are satisfactory and that no extraordinary expenses or delays will be incurred during the construction period.

No allowance has been made in our valuation for any charge, mortgage, land premium, resettlement compensation or amount owing on the property nor for expense or taxation which may be incurred in effecting a sale. We have assumed that the property is free from encumbrances, restrictions and outgoing of an onerous nature which could affect its value.

We have relied to a considerable extent on the information provided by the Company and have accepted advice given to us by it on matters such as statutory notices, land use right, tenure, occupancy, site and floor areas and in the identification of the property.

We have no reason to doubt the truth and accuracy of the information as provided to us by the Company. We have relied on the Company's confirmation that no material facts have been omitted from the information supplied.

7. REMARKS

We have valued the properties in Hong Kong Dollars (HK$). The conversion of Renminbi (RMB) into HK$ and United State Dollars (US$) into HK$ are based on the factor of RMB1.06 to HK$1.00 and US$1.00 to HK$7.80 with reference to the prevailing exchange rate on the valuation date.

In preparing this valuation report, we have complied with all the requirements contained in the Listing Rule and the Practice Notes 12 issued by the Stock Exchange of Hong Kong Limited.

We enclose herewith the valuation certificate.

Yours faithfully,
For and on behalf of
RHL Appraisal Ltd.

Serena S.W. Lau	**Tse Wai Leung**
MHKIS AAPI RPS (GP)	BSc MRICS MHKIS RPS(GP)
Managing Director	*Director*

Serena S. W. Lau, who is a member of the Hong Kong Institute of Surveyors, an Associate of the Australian Property Institute, a Registered Professional Surveyor in General Practice and a qualified real estate appraiser in the PRC, and Tse Wai Leung, who is a member of the Royal Institution of Chartered Surveyors, a member of the Hong Kong Institute of Surveyor, a Registered Professional Surveyor in General Practice and a qualified real estate appraiser in the PRC, have over eight years' experience in valuation of properties in Hong Kong, in Macau and in the PRC.

VALUATION CERTIFICATE

Property	Description	Particulars of occupancy	Capital value in existing state as at 31st December 2002
Development project known as "City Center of Shanghai" (except Levels 32 and 33 of Block B in Phase I), Tian Shan Yi Cun Lot Nos. 1, 2 and 3, Changning District, Shanghai, the PRC.	The subject development comprises three contiguous parcels of land with respective areas of 17,664 square metres (Phase I), 36,558 square metres (Phase II) and 9,746 square metres (Phase III). The site is planned for a large-scale commercial, residential and office development namely "City Center of Shanghai". The development is scheduled for completion by phasing with Phase I has already completed as at the valuation date. Phase I has been developed with a 7-storey commercial podium (including a basement level) surmounted by two blocks of 25-storey office building. Phase II has been partially developed with a free-standing 2-storey retail building. These buildings were completed in between 2001 and 2002. Whilst the remaining portion of the Phase II land and the whole of the Phase III site are remain vacant and levelled land. The property comprises all the Phase I (except Levels 32 and 33 of Block B thereof), Phase II and Phase III of the subject development. The total gross floor area (excluding car parking spaces) of the aforesaid completed buildings is 155,156.85 square metres (excluding the gross floor area of Levels 32 and 33 of Block B in Phase I which has been sold to a third party) and it is broken down as follows: Users — Gross Floor Area *(sq.m.)* Shop (Basement) — 5,994.93 Shop — 63,031.62 Office — 86,130.30 Total: — 155,156.85	Leasing of the completed buildings of Phases I and II have commenced. As at the valuation date, the following portions of the property have been leased out: (i) Various office units with a total gross floor area of 52,501.34 square metres at a total monthly rent of US$509,797; (ii) Various retail units in the commercial podium with a total saleable floor area of 18,304.76 square metres at a total monthly rent of RMB1,973,016 and (iii) Various retail units of the free-standing 2-storey retail building with a total floor area of 4,627.88 square metres at a total monthly rent of RMB769,246. (iv) A department store within the commercial podium with a saleable floor area of 26,684 square metres. In addition to the above leased portions, the following additional portions of the completed buildings of Phase I and II have been leased out or have been committed to be leased out with lease term commencing after the valuation date: (v) Various office units with a total gross floor area of 25,581.82 square metres at a total monthly rent of US$298,102;	HK$2,988,000,000 (15% interest attributable to the Company: HK$448,200,000)

Property	Description	Particulars of occupancy	Capital value in existing state as at 31st December 2002
	In addition, a total of 468 car parking spaces and various bicycle parking spaces occupying floor areas of 16,629.41 square metres and 4,382.94 square metres respectively were provided in basement level 1, 2 and 3 underneath the commercial podium. Based on the development scheme provided by the Company, the undeveloped portion of the property, upon full completion, will provide a total gross floor area of 187,726.18 square metres plus carparking area.	(vi) Various retail units in the commercial podium with a total saleable floor area of 1,548.52 square metres at a total monthly rent of RMB98,978; and (vii) Various retail units of the free-standing 2-storey retail building with a total floor area of 706.68 square metres at a total monthly rent of RMB165,632. Level 8 of Block B in Phase I is currently owner-occupied.	

Notes:

1. As revealed by two sets of Title Realty Certificate dated 26th April 2001 and 11th November 2002 respectively, the land use rights in portion of the subject site (named as Phase I by the Company) with an area of 17,664 square metres together with the two aforesaid 25-storey office towers (i.e. Blocks A and B) and the common commercial podium and the basement levels erected thereon (having a total gross floor area of 173,215.01 square metres) are held by Shanghai Hua Tian Property Developments Co., Ltd. (上海華天房地產發展有限公司) for composite uses for a term commencing on 8th March 1993 and expiring on 7th March 2043.

2. Pursuant to a Land Premium Agreement in relation to Phase I of the subject development dated 26th March 2002 both entered into between the People's Government of Changning District, Shanghai and Shanghai Hua Tian Property Developments Co., Ltd. and a Supplement Land Use Right Contract dated 11th October 2002, the permitted gross floor area of Phase I has been increased from 114,816 square metres to 173,215 square metres. Towards the additional gross floor area, Shanghai Hua Tian Property Developments Co., Ltd. agreed to pay an additional land cost of USD8,576,783 (including an amount of USD1,463,495 payable to the Building and Land Administration Bureau of Shanghai and another amount of USD7,113,288 payable to the People's Government of Changning District, Shanghai). As confirmed by the Company, the aforesaid additional land cost has been fully settled.

3. As revealed by another Title Realty Certificate dated 11th July 2002, the land use rights in another portion of the subject site (named as Phase II by the Company) with an area of 36,558 square metres are held by Shanghai Hua Tian Property Developments Co., Ltd. for residential use for a term of 70 years commencing on 15th December 1995 and expiring on 14th December 2065.

4. Title Realty Certificate for the 2-storey retail building on Phase II is not yet obtained. As revealed by a Provisional Construction Work Planning Permit (No. 2001-46) dated 17th December 2001 issued by the Town Planning Administration Bureau of Changning District, Shanghai, the Construction of the 2-storey retail building together with its ancillary structures with a total gross floor area of 6,135 square metres has been approved. The Provisional Construction Work Planning Permit is valid for a period of 2 years.

5. As confirmed by the Company, the total land costs for the Phase II site is USD51,535,813. As at the valuation date, an amount of USD835,704 regarding to the aforesaid land costs remained outstanding. As stated in the said Supplemental Land Use Right Contract, the land area and the permissible plot ratio of the Phase II site have been increased from 29,324 square metres to 36,558 square metres and from 3.3 to 3.7 respectively. Therefore, the permissible developable gross floor area of the Phase II site is 135,264.60 square metres.

6. Pursuant to the Letter of Intent dated 27th November 2001 between the People's Government of Changning District, Shanghai and Shanghai Hua Tian Property Developments Co., Ltd. (as mentioned in note 2 above), the latter agreed to acquire the remaining portion of the subject site (named as Phase III by the Company) with an area of 9,746 square metres from the former at a land cost of USD22,279,356. As at the valuation date, the aforesaid land costs was not yet settled.

7. Pursuant to the Joint Venture Contract dated 12th February 2001 entered into between Brightime Limited ("Party A") and State Properties Limited (owned as to 42.86% by the Company) ("Party B"), a joint venture company namely Shanghai Hua Tian Property Developments Co., Ltd. was established by the said two parties for the purpose of developing the property. On 26th February 2001, Shanghai Hua Tian Property Developments Co., Ltd. was approved by Shanghai Foreign Investment Working Committee to be a wholly foreign owned enterprise.

8. The respective shareholdings and profit sharing of Party A and Party B in the joint venture company are 65% and 35%. Hence the Company holds an effective interest of 15% in the property.

9. We have also assumed that the site of Phase III of the subject development with an area of 9,746 square metres is held by Shanghai Hua Tian Property Developments Co., Ltd. for the a term of not less than 70 years for residential use, 50 years for composite use or 40 years for commercial use from the date of the Land Use Right Certificate to be issued for the concerned site, which are the maximum terms for the respective uses under the Article of the Provisional Regulation of People's Republic of China and Granting and Transferring the Land Use Right of State-owned Land in Cities and Towns.

10. Our valuation has been made on the assumption that all land grant procedures including payment of land costs for Phase I, II and III of the property to the Government have been fully completed as at the valuation date.

11. As confirmed by the Company, Phase I of the property (except Levels 32 and 33 of Block B thereof) is subject to a mortgage in favour of a bank in the PRC.

12. Opinion of the Company's legal adviser on the PRC laws are summarised as follows:

    12.1 Shanghai Hua Tian Property Developments Co., Ltd. was established as a wholly foreign owned enterprise on 26th February 2001 with the permitted scope of business of property development, management, consultant and agency and permitted operation period from 2nd August 1993 to 1st August 2043.

    12.2 Shanghai Hua Tian Property Developments Co., Ltd. is jointly held by Brightime Limited and State Properties Limited with respective shareholding of 65% and 35%.

    12.3 The Land Grant Contracts for the land of Phase I and Phase II of the property are legal and valid and the Title Realty Certificates of Phase I and Phase II are valid proof of title. Therefore, the land of Phase I and Phase II of the property is legally held by Shanghai Hua Tian Property Developments Co., Ltd..

12.4 During the prescribed land use right terms, Shanghai Hua Tian Property Developments Co., Ltd. is allowed to develop, transfer, lease or mortgage the land of Phase I (together with Block B, commercial podium and basement levels thereon) and the land of Phase II of the property.

12.5 The development scheme of Phase II with a total gross floor area of not less than 135,264 square metres has been approved by the Foreign Investment and Working Committee of Shanghai.

12.6 The aforesaid Letter of Intent in relation of Phase III of the property is legal and valid. The Letter of Intent indicates that the People's Government of Changning district shall procure the completion of the land grant procedures and execution of the Land Grant Contract for the land of Phase III.

12.7 As stated in the said Letter of Intent, the land of Phase III has a maximum developable gross floor area of 58,476 for composite use. Land costs payable by Shanghai Hua Tian Property Developments Co., Ltd. for the land of Phase III is US$22,279,356.

1. RESPONSIBILITY STATEMENT

The Circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in the Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

As at the Latest Practicable Date, the interests of the Directors in the share capital of the Company or its associated corporations within the meaning of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") which have been notified to the Stock Exchange and the Company, pursuant to Section 28 of the SDI Ordinance, including interests which are deemed or taken to have under Section 31 or Part I of the Schedule of the SDI Ordinance, or which are required, pursuant to Section 29 of the SDI Ordinance, to be entered in the register referred to therein or which are required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, were as follows:

a) **Interests of Directors in the Company**

	Number of Shares held		
Name of Director	**Personal interests**	**Family interests**	**Corporate interests**
Dr. Ho	240,517,502	6,144,725	36,285,523
Sir Roger Lobo	—	—	—
Robert Kwan	—	—	—
Dr. Cheng Yu Tung	—	—	—
Louise Mok	323,627	—	—
Pansy Ho	12,555,806	—	97,820,707
Daisy Ho	11,562,252	—	97,820,707
Ambrose So	10,406,250	—	—
Patrick Huen	62,500	—	—
Andrew Tse	2,325,000	—	—
Anthony Chan	10,031,250	—	—
Maisy Ho	—	—	23,066,918

b) **Interests of Directors in subsidiaries**

Name of Director	Name of subsidiaries	Personal interests	Corporate interests
Dr. Ho	Shun Tak Cultural Centre Limited	—	4 ordinary shares (or 40%)
	Stabilo Limited	560 ordinary shares (or 11.2%)	—
Ambrose So	Stabilo Limited	72 ordinary shares (or 1.44%)	—
Patrick Huen	Stabilo Limited	68 ordinary shares (or 1.36%)	—
Andrew Tse	Stabilo Limited	68 ordinary shares (or 1.36%)	—
Anthony Chan	Stabilo Limited	32 ordinary shares (or 0.64%)	—

Certain nominee shares in subsidiaries are held by Dr. Ambrose So, Mr. Andrew Tse, Mr. Patrick Huen, Ms. Pansy Ho and Ms. Daisy Ho in trust for the Company or its subsidiaries.

c) **Interests of Directors in an associate**

Dr. Ho owns 1 ordinary share (representing a 10% interest) in South Light Limited as his personal interest.

d) **Share options**

As at the Latest Practicable Date, details of share options granted to Directors under the share option scheme of the Company are as follows:

Grantee	Date of grant	Exercise/ Vesting period	*Exercise price per Share	Number of share options as at the Latest Practicable Date
Dr. Ho	10th June 1993	10th June 1993 to 9th June 2003	HK$4.98	31,204,819
Pansy Ho	24th March 1995	24th March 1995 to 23rd March 2005	HK$3.35	2,597,015
	3rd January 2000	3rd January 2000 to 2nd January 2010	HK$1.15	10,434,783
Daisy Ho	24th March 1995	24th March 1995 to 23rd March 2005	HK$3.35	2,804,776
	3rd January 2000	3rd January 2000 to 2nd January 2010	HK$1.15	10,434,783
Maisy Ho	3rd January 2000	3rd January 2000 to 2nd January 2010	HK$1.15	3,130,435

*Note: *The exercise price per Share set out above are as adjusted following the Company's rights issue of May 2002.*

e) **Interests in contracts or arrangements**

1. Pursuant to the STDM agency agreement, which was entered into on 3rd June 1999, the Group appointed STDM as its exclusive agent for the sale of ferry tickets at the Macau Outer Harbour terminal and as a non-exclusive agent for the sale of ferry tickets at directly operated ticketing counters in the rest of Macau. Commission charges by STDM are agreed at 5% of the net total sales of ferry tickets sold by STDM, other than those purchased by STDM.

   Save as disclosed herein, as at the Latest Practicable Date, there is no contract or arrangement entered into by any members of the Group subsisting in which any Director is materially interested and which is significant in relation to the business of the Group.

2. By an agreement dated 20th February 2002, the Group sold to Cathay Pacific Airways Limited its 25% shareholding in AHK Air Hong Kong Limited ("AHK"), a company which provides air cargo transportation services, at a consideration of HK$194 million. The Group's interest in AHK was held by a subsidiary, Stabilo Limited, in which Dr. Ho, Dr. Ambrose So, Mr. Patrick Huen, Mr. Andrew Tse and Mr. Anthony Chan also have beneficial interests.

The Group leases terminal space at the Shun Tak Centre from Shun Tak Centre Limited, a company beneficially owned by Dr. Ho, STDM and New World Development Company Limited, of which Dr. Cheng Yu Tung is the Chairman and a principal shareholder. The Group paid, for the year ended 31st December 2001, rentals and related expenses of approximately HK$4.5 million pursuant to the terms of the leases which remain valid as at the Latest Practicable Date.

Save as disclosed herein, as at the Latest Practicable Date, none of the Directors nor any expert stated in the section headed "Qualification and consents of experts" below has any direct or indirect interest in any assets which have since 31st December 2001 (being the date to which the latest published audited accounts of the Company were made up) been acquired or disposed of by or leased to or proposed to be acquired or disposed of by or leased to any members of the Group.

3. As at the Latest Practicable Date, none of the Directors has any existing or proposed service contracts with any member of the Group, excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation).

f) **Substantial Shareholders**

As at the Latest Practicable Date, the register of substantial shareholders maintained under Section 16(1) of the SDI Ordinance showed that other than Dr. Ho, whose interest are set out above, the following shareholder was interested in 10% or more of the issued share capital of the Company:

Name of Shareholder	Number of Shares held
Shun Tak Shipping and its subsidiaries *(Note)*	598,030,322

Note: Dr. Ho, Dr. Cheng Yu Tung and Mrs. Louise Mok have beneficial interests in Shun Tak Shipping.

Save as disclosed above, no other person has notified the Company as having any interest representing 10% or more of the Company's issued share capital.

3. LITIGATION

As at the Latest Practicable Date, none of the Company or any other members of the Group was engaged in any litigation or arbitration of material importance and no litigation or claim of material importance was known to the Directors to be pending or threatened against any member of the Group.

4. MATERIAL CHANGE

The Directors are not aware of any material adverse change in the financial or trading position of the Group since 31st December 2001, the date of the latest published audited accounts of the Group.

5. QUALIFICATIONS AND CONSENT OF EXPERTS

The following are the qualifications of the professional advisers who have given opinions or advice contained in the Circular:

Names	Qualifications
UOB Asia (Hong Kong) Limited	Investment adviser registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong)
RHL Appraisal Ltd.	Independent property valuer

Neither UOB Asia (Hong Kong) Limited nor RHL Appraisal Ltd. has any shareholding in any member of the Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

UOB Asia (Hong Kong) Limited and RHL Appraisal Ltd. have given, and have not withdrawn, their written consent to the issue of the Circular, with inclusion of their letters and references to their names in the form and context in which they appear.

6. MISCELLANEOUS

(1) The registered office of the Company is Penthouse, 39th Floor, West Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong.

(2) The company secretary of the Company is Dr. Ambrose So. Dr. So joined the Group in 1975 and was appointed as executive Director in 1991. He is also the Group's company secretary with responsibility for activities relating to Group administration and corporate development.

(3) The share registrar of the Company is Computershare Hong Kong Investor Services Limited, Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(4) The English text of the Circular shall prevail over the Chinese text in the case of inconsistency.

7. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours at the registered office of the Company at Penthouse, 39th Floor, West Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong up to and including the date of the Extraordinary General Meeting:

(a) the memorandum and articles of association of the Company;

(b) the annual reports of the Company for the two years ended 31st December 2001;

(c) the Sale Agreement;

(d) the letter of advice dated 13th March 2003 from UOB Asia to the Independent Board Committee, the text of which is set out on pages 13 to 18 of the Circular;

(e) the Valuation Report dated 13th March 2003 of RHL Appraisal Ltd., the text of which is set out on pages 19 to 26 of the Circular; and

(f) the written consents referred to in the paragraph headed "Experts" in this Appendix.

SHUN TAK

SHUN TAK HOLDINGS LIMITED

信德集團有限公司

(Incorporated in Hong Kong with limited liability)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Shun Tak Holdings Limited (the "Company") will be held at the Boardroom, Penthouse, 39th Floor, West Tower, Shun Tak Center, 200 Connaught Road Central, Hong Kong on Monday, 31st March 2003 at 3:00 p.m. for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as an ordinary resolution:

ORDINARY RESOLUTION

"**THAT** the Sale Agreement (as defined in the circular of the Company dated 13th March 2003 (the "Circular")), a copy of which has been produced to this meeting and signed by the Chairman of this meeting for the purpose of identification) be approved and that any one executive director of the Company be and is hereby authorized to execute all such documents and to do all such acts, matters and things as he/she may in his/her discretion consider necessary or desirable on behalf of the Company for the purpose of or in connection with the Sale (as defined in the Circular) or the implementation or the exercise or enforcement of any of the rights and performance of obligations under the Sale Agreement including agreeing any modifications, amendments, waivers, variations or extensions to any terms and conditions of the Sale Agreement as the Board of Directors may deem fit."

By order of the Board
Dr. Ambrose So
Company Secretary

Hong Kong, 13th March 2003

Registered office:
Penthouse, 39th Floor
West Tower
Shun Tak Centre
200 Connaught Road Central
Hong Kong

Notes:

1. A member of the Company entitled to attend, and vote at, the above meeting is entitled to appoint one or two proxies to attend and on a poll to vote in his stead. A proxy need not be a member of the Company.

2. In order to be valid, a form of proxy must be deposited at the Company's registered office together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power of attorney or authority, not less than 48 hours before the time for holding the meeting or adjourned meeting.

3. Completion and return of the form of proxy will not preclude a member from attending and voting at the above meeting or any adjournment thereof if he so wishes. In that event, his form of proxy will be deemed to have been revoked.

4. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the register of members in respect of the joint holding.

5. In the case of any conflict between any translation and the English text hereof, the English text will prevail.

註冊辦事處：
香港中環
干諾道中二百號
信德中心
西座三十九字頂樓

附註：

1. 凡有權出席上述大會並於會上投票之本公司股東，均有權委任一名或兩名受委代表代其出席，並於投票表決時代其投票。受委代表毋須為本公司股東。

2. 代表委任表格連同經簽署之授權書或其他授權文件(如有)或經由公證人或授權人士簽署證明之該等授權書或授權文件副本，須於大會或其任何續會指定舉行時間四十八小時前送達本公司註冊辦事處，方為有效。

3. 填妥及交回代表委任表格後，股東仍可出席上述大會或其任何續會，並在會上投票。倘股東可出席大會，並於會上投票，則代表委任表格將被視為已撤回。

4. 倘屬聯名股份持有人，任何一位持有人均可親自或以其受委代表就該等股份於大會上投票，但以較優先一位人士之投票將獲接納，其他聯名持有人之投票則不會受理，就此而言，優先次序按照聯名持有人於本公司股東名冊上之排名先後而定。

5. 本通告之中、英版本如有歧義，概以英文版本為準。

信德集團有限公司

(於香港註冊成立之有限公司)

股東特別大會通告

茲通告信德集團有限公司(「本公司」)將於二零零三年三月三十一日(星期一)下午三時正假座香港中環干諾道中二百號信德中心西座三十九字頂樓會議室舉行股東特別大會，藉以考慮及酌情以普通決議案形式通過以下決議案：

普通決議案

「**動議**批准出售協議(定義見本公司於二零零三年三月十三日刊發之通函(「通函」)，其副本已提呈大會，並由大會主席簽署，以資識別)，以及謹此授權本公司任何一名執行董事簽署一切文件及代表本公司進行其全權認為出售(定義見通函)或實施或行使或執行出售協議之任何權利及履行責任(包括同意對出售協議之條款及條件作出按董事會可能認為恰當之任何修改、修訂、豁免、更改或延期，所必需或適宜之一切行動、事宜及事務)。」

承董事會命
公司秘書
蘇樹輝博士

香港，二零零三年三月十三日

7. 備查文件

下列文件之副本由本通函刊發之日起至股東特別大會日期(包括該日)止之一般辦公時間內，在本公司之註冊辦事處(地址為香港中環干諾道中二百號信德中心西座三十九字頂樓)可供查閱：

(a) 本公司之公司組織章程大綱及細則；

(b) 本公司於截至二零零一年十二月三十一日止兩個年度之年報；

(c) 出售協議；

(d) 大華亞洲於二零零三年三月十三日向獨立董事委員會發出之函件，全文載於通函第十三至十八頁；

(e) 永利行評值顧問有限公司於二零零三年三月十三日發出之估值報告，全文載於通函第十九至二十六頁；及

(f) 本附錄「專業機構」一段所述之書面同意書。

4. 重大變動

董事並不知悉，自二零零一年十二月三十一日(即本集團編製最近期公佈經審核賬目之結算日期)起，本集團之財務或經營狀況有任何重大不利變動。

5. 專業機構之資格及同意書

通函內曾給予意見或建議之專業顧問之資格如下：

名稱	資格
新加坡大華亞洲(香港)有限公司	根據香港法例第333章證券條例註冊之投資顧問
永利行評值顧問有限公司	獨立物業估值師

新加坡大華亞洲(香港)有限公司及永利行評值顧問有限公司於本集團任何成員公司並無任何股權或可認購或提名他人認購本集團任何成員公司之任何證券之權利(不論可否依法強制執行)。

新加坡大華亞洲(香港)有限公司及永利行評值顧問有限公司已就本通函之刊發發出書面同意書，同意按通函所示之形式及涵義，轉載其函件及引述其名稱，迄今並無撤回該書面同意書。

6. 其他事項

(1) 本公司之註冊辦事處為香港中環干諾道中二百號信德中心西座三十九字頂樓。

(2) 本公司之公司秘書為蘇樹輝博士。蘇博士於一九七五年加入本集團，並於一九九一年獲委任為執行董事。彼亦是本集團之公司秘書，負責有關本集團之行政及公司發展事宜。

(3) 本公司之股票註冊辦事處為香港中央證券登記有限公司，地址為香港皇后大道東一百八十三號合和中心十九樓1901-5室。

(4) 通函之中、英文版本如有歧異，概以英文版本為準。

本集團向何博士、澳門旅遊及新世界發展有限公司(鄭裕彤博士為主席兼主要股東)實益擁有之公司信德中心有限公司租用信德中心之碼頭空間。本集團於截至二零零一年十二月三十一日止年度根據於最後實際可行日期仍然有效之租約之條款所支付之租金及相關開支約為4,500,000港元。

除本通函所披露者外，於最後實際可行日期，董事或下文「專業機構之資格及同意書」一節所述之專業機構，概無於自二零零一年十二月三十一日以來(即本公司編製最近期公佈經審核賬目之結算日期)已獲本集團任何成員公司收購或出售，或出租予本集團任何成員公司，或建議由本集團任何成員公司收購或出售，或建議出租予本集團任何成員公司之任何資產中擁有任何直接或間接權益。

3. 於最後實際可行日期，董事概無與本集團任何成員公司訂立任何現有或建議訂立之服務合約(不包括一年內屆滿或可由僱主不作補償(法定補償除外)而予以終止之合約)。

f) **主要股東**

於最後實際可行日期，根據披露權益條例第16(1)條存置之主要股東名冊顯示，除權益載於上文之何博士外，下列股東於本公司已發行股本中擁有10%或以上之權益：

股東名稱	所持有之股份數目
信德船務及其附屬公司(附註)	598,030,322

附註：何博士、鄭裕彤博士及莫何婉穎女士實益擁有信德船務之權益。

除本通函所披露者外，概無任何人士因於本公司已發行股本中擁有10%或以上之權益而已知會本公司。

3. 訴訟

於最後實際可行日期，本公司或本集團任何成員公司概無涉及任何重大訴訟或仲裁，及據董事所知，本公司或本集團任何成員公司亦無尚未了結或面臨威脅之重大訴訟或索償。

d) **購股權**

於最後實際可行日期，根據本公司購股權計劃授予董事之購股權之詳情如下：

承授人	授出日期	行使／有效期	*每股股份之行使價	於最後實際可行日期之購股權數目
何博士	一九九三年六月十日	一九九三年六月十日至二零零三年六月九日	4.98港元	31,204,819
何超瓊	一九九五年三月二十四日	一九九五年三月二十四日至二零零五年三月二十三日	3.35港元	2,597,015
	二零零零年一月三日	二零零零年一月三日至二零一零年一月二日	1.15港元	10,434,783
何超鳳	一九九五年三月二十四日	一九九五年三月二十四日至二零零五年三月二十三日	3.35港元	2,804,776
	二零零零年一月三日	二零零零年一月三日至二零一零年一月二日	1.15港元	10,434,783
何超蕸	二零零零年一月三日	二零零零年一月三日至二零一零年一月二日	1.15港元	3,130,435

*附註：上述每股行使價乃按本公司於二零零二年五月之供股而作出調整。

e) **於合約或安排中之權益**

1. 根據於一九九九年六月三日訂立之澳門旅遊代理協議，本集團委任澳門旅遊作為其於澳門外港碼頭出售船票之獨家代理，及在澳門其他地區直接經營之售票櫃位出售船票之非獨家代理。澳門旅遊支付之佣金協定為澳門旅遊售票總額淨值(不包括澳門旅遊購買之船票)之5%。

   除本通函所披露者外，於最後實際可行日期，本集團任何成員公司概無訂立任何董事於其當中擁有重大權益及對本集團之業務而言屬重大之合約或安排。

2. 於二零零二年二月二十日訂立之協議，本集團將其於一家提供貨物空運服務之香港華民航空有限公司(「香港航空」)中25%之股權售予國泰航空有限公司，代價為194,000,000港元。本集團於香港航空之權益由一家附屬公司Stabilo Limited持有，何博士、蘇樹輝博士、禤永明先生、謝天賜先生及陳偉能先生亦於Stabilo Limited擁有實益權益。

b) **董事於附屬公司之權益**

董事姓名	附屬公司名稱	個人權益	公司權益
何博士	信德文化廣場有限公司	–	普通股4股(或40%)
	Stabilo Limited	普通股560股(或11.2%)	–
蘇樹輝	Stabilo Limited	普通股72股(或1.44%)	–
禤永明	Stabilo Limited	普通股68股(或1.36%)	–
謝天賜	Stabilo Limited	普通股68股(或1.36%)	–
陳偉能	Stabilo Limited	普通股32股(或0.64%)	–

蘇樹輝博士、謝天賜先生、禤永明先生、何超瓊女士及何超鳳女士受本公司或其附屬公司委託持有附屬公司之若干代理人股份。

c) **董事於聯營公司之權益**

何博士持有南耀有限公司普通股1股(即10%權益)作為其個人權益。

1. 責任聲明

通函乃遵照上市規則而提供有關本集團之資料。董事對通函所載之資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知及確信，並無遺漏任何其他事實，致使通函所載任何內容產生誤導。

2. 權益披露

於最後實際可行日期，董事在本公司或其相聯法團(按證券(披露權益)條例(「披露權益條例」之定義)股本中，擁有根據披露權益條例第28條須知會聯交所及本公司之權益(包括根據披露權益條例第31條或附表第一部彼等被視為或當作擁有之權益)，或根據披露權益條例第29條規定須載於該條例所述之登記冊內之權益，或根據上市公司董事進行證券交易的標準守則須知會本公司及聯交所之權益如下：

a) **董事於本公司之權益**

	所持有之股份數目		
董事姓名	**個人權益**	**家族權益**	**公司權益**
何博士	240,517,502	6,144,725	36,285,523
羅保爵士	–	–	–
關超然	–	–	–
鄭裕彤博士	–	–	–
莫何婉穎	323,627	–	–
何超瓊	12,555,806	–	97,820,707
何超鳳	11,562,252	–	97,820,707
蘇樹輝	10,406,250	–	–
禤永明	62,500	–	–
謝天賜	2,325,000	–	–
陳偉能	10,031,250	–	–
何超蕸	–	–	23,066,918

12.4 於上列土地使用年期內，上海華天房地產發展有限公司獲准發展、轉讓、租賃或按揭該物業之第一期土地（連同B座、商業平台及地庫）及第二期土地。

12.5 第二期發展計劃（總建築樓面面積不少於135,264平方米）已獲上海市外商投資委員會批准。

12.6 上述有關該物業第三期之意向書乃為合法及有效。意向書表示長寧區人民政府會促使完成土地授出程序，並執行第三期土地之土地授出合約之條款。

12.7 誠如上述意向書所述，第三期土地之最大可發展建築樓面面積為58,476平方米，可作綜合用途。第三期土地之應付上海華天房地產發展有限公司之土地成本為22,279,356美元。

4. 並未取得該幢位於第二期之兩層高商鋪樓宇之房地產權證。據一份由上海長寧區城鎮規劃管理局於二零零一年十二月十七日簽發之臨時建築工作規劃證(第2001-46號)所載，該幢兩層高商鋪樓宇連同其配套建築(總建築樓面面積為6,135平方米)之興建已獲批准。該臨時建築工作規劃證之有效期為兩年。

5. 如　貴公司所確認，第二期地盤之土地成本總額為51,535,813美元。於估值日，有關上述土地成本總額為835,704美元尚未支付。誠如上述補充土地使用權合同所示，第二期地盤土地面積及許可地積比率分別已由29,324平方米增加至36,558平方米及由3.3增至3.7。因此，第二期地盤之許可可發展建築樓面面積為135,264.60平方米。

6. 根據一份由上海長寧區人民政府及上海華天房地產發展有限公司於二零零一年十一月二十七日簽訂之意向書(經上文附註二所提及)，後者同意向前者以土地成本為22,279,356美元收購該發展地盤之其餘部份(　貴公司名為第三期)，面積為9,746平方米。於估值日，上述土地成本尚未支付。

7. 根據一份由Brightime Limited(「甲方」)與State Properties Limited(　貴公司持有其42.86%權益)(「乙方」)於二零零一年二月十二日訂立之合營企業合約，由上述兩方成立一間名為上海華天房地產發展有限公司之合營企業，以作發展物業用途。於二零零一年二月二十六日，上海華天房地產發展有限公司獲上海市外商投資委員會批准成為一間外商獨資企業。

8. 甲方及乙方於合營企業公司中各自持股量及溢利攤分為65%及35%。因此，　貴公司於該物業中持有15%實際權益。

9. 吾等亦假設該物業發展之第三期地盤(面積為9,746平方米)由上海華天房地產發展有限公司持有，年期不少於七十年作住宅用途、五十年作綜合用途或四十年作商業用途(自簽發上述地盤之土地使用權證之日期起計)，該等各自用途之最長年期遵照中華人民共和國臨時規定細則以及城市及城鎮國有土地之土地使用權授出及轉讓細則而作出。

10. 吾等之估值乃假設所有土地授出程序(包括向政府支付該物業第一、二及三期之款項)已於估值日全部完成而作出。

11. 如　貴公司所確認，該物業之第一期(除B座32及33樓外)乃按予一間中國銀行。

12. 貴公司中國法律顧問之意見概述如下：

    12.1 上海華天房地產發展有限公司於二零零一年二月二十六日成立為一間外國全資企業，獲准經營物業發展、管理、顧問及代理之業務，許可經營期由一九九三年八月二日至二零四三年八月一日。

    12.2 上海華天房地產發展有限公司由Brightime Limited與State Properties Limited聯合持有，並分別持有65%及35%股權。

    12.3 該物業第一及二期土地之土地授出合約乃為合法及有效，而第一及二期之房地產權證乃為業權之有效證據。因此，該物業第一及二期土地乃由上海華天房地產發展有限公司合法持有。

物業	概況	佔用詳情	於二零零二年十二月三十一日現況下資本值
	此外，在商業平台下地庫一、二及三樓提供468個停車位及多個單車泊車位，佔樓面面積分別為16,629.41平方米及4,382.94平方米。 按照 貴公司提供之發展計劃，該物業之未發展部份全部落成後，將提供總建築樓面面積為187,726.18平方米，另加停車位。	(vi) 商業平台內多個商鋪單位，總實用樓面面積為1,548.52平方米，月租金總額為人民幣98,978元；及 (vii) 該幢獨立兩層高商鋪樓宇內多個商鋪單位，總樓面面積為706.68平方米，月租金總額為人民幣165,632元。 第一期B座8樓目前由業主佔用。	

附註：

1. 據兩份分別於二零零一年四月二十六日及二零零二年十一月十一日簽發之房地產權證所載，該發展地盤（ 貴公司名為第一期）（其面積為17,664平方米）之部份土地使用權，連同上述兩幢建於公用商業平台及地庫上之二十五層高辦公室大樓（即A座及B座）（總建築樓面面積為173,215.01平方米）乃由上海華天房地產發展有限公司持作綜合用途，年期於一九九三年三月八日開始，並於二零四三年三月七日到期。

2. 根據一份於二零零二年三月二十六日訂立有關該物業發展第一期之補地價協議及一份於二零零二年十月十一日訂立之補充土地使用權合同（兩份協議均由上海長寧區人民政府及上海華天房地產發展有限公司訂立），第一期許可建築樓面面積已由114,816平方米增加至173,215平方米。上海華天房地產發展有限公司同意就該額外建築樓面面積支付額外土地成本8,576,783美元（包括應付予上海房地產管理局總額為1,463,495美元及應付予上海長寧區人民政府總額為7,113,288美元）。 貴公司確認，上述額外土地成本已悉數支付。

3. 據另一份於二零零二年七月十一日簽發之房地產權證所載，該發展地盤（ 貴公司名為第二期）（其面積為36,558平方米）之另一部份土地使用權，乃由上海華天方地產發展有限公司持作住宅用途，為期七十年，於一九九五年十二月十五日開始，並於二零六五年十二月十四日到期。

估值證書

物業	概況	佔用詳情	於二零零二年十二月三十一日現況下資本值
中國上海市長寧區天山一村地塊第1、2及3號 發展項目名為「虹橋上海城」(除第一期B座32及33樓外)	該發展項目包括三塊相連之土地，面積分別為17,664平方米(第一期)、36,558平方米(第二期)及9,746平方米(第三期)。該地盤乃規劃作大型商業、住宅及辦公室發展，名為「虹橋上海城」。 該發展計劃分期完成，第一期已於估值日竣工。 第一期已發展為一幢七層高商業平台(包括地庫)，而兩幢二十五層高辦公室大樓建於其上。第二期只部份完成，為一幢獨立兩層高商鋪樓宇。該等樓宇於二零零一年及二零零二年竣工。第二期其餘部份及第三期整個地盤仍為空置及已平整工地。 該物業包括第一期(除第一期B座32及33樓外)、第二期及第三期之所有物業發展。 上述已落成之樓宇之總建築樓面面積(不包括停車位)為155,156.85平方米(不包括第一期B座32及33樓已售予第三方之建築樓面面積)，並分為下列各項： **用家** — **建築樓面面積(平方米)** 商鋪(地庫) 5,994.93 商鋪 63,031.62 辦公室 86,130.30 總計： 155,156.85	第一及二期已落成樓宇之租賃經已開始。於估值日，該物業之以下部份已予租賃： (i) 多個辦公室單位，總建築樓面面積為52,501.34平方米，月租金總額為509,797美元； (ii) 商業平台內多個商鋪單位，總實用樓面面積為18,304.76平方米，月租金總額為人民幣1,973,016元及 (iii) 該幢獨立兩層高商鋪樓宇內多個商鋪單位，總樓面面積為4,627.88平方米，月租金總額為人民幣769,246元。 (iv) 商業平台內一間百貨公司，實用面積為26,684平方米。 除上述已租賃之部份外，下列第一及二期已落成樓宇之額外部份已予租賃或承諾將予租賃，租期在估值日後開始： (v) 多個辦公室單位，總建築樓面面積為25,581.82平方米，月租金總額為298,102美元；	2,988,000,000港元 (貴公司應佔15%權益；448,200,000港元)

7. 備註

吾等對該物業估值以港元計算。人民幣換算為港元及美元換算為港元，乃參考於估值日之當時兑換率，即人民幣1.06元兑1.00港元及1.00美元兑7.80港元。

於編製本估值報告時，吾等已遵照由香港聯合交易所有限公司發出之上市規則及應用指引12所載之所有規定。

茲隨附吾等之估值證書。

此致

香港
中環
干諾道中二百號
信德中心三十九字頂樓
信德集團有限公司
列位董事 台照

代表
永利行評值顧問有限公司

董事總經理	董事
劉詩韻	**謝偉良**
MHKIS AAPI RPS (GP)	BSc MRICS MHKIS RPS (GP)
謹啟	謹啟

二零零三年三月十三日

劉詩韻女士身兼香港測量師學會會員及澳洲產業學會會士，並為註冊專業產業測量師(專業測量)及為中國之合資格房地產估值師；而謝偉良先生則身兼英國皇家特許測量師學會會員及香港測量師學會會士，並為註冊專業產業測量師(專業測量)及為中國之合資格房地產估值師。兩者皆擁有超過八年評估香港、澳門及中國物業之經驗。

5. 假設

吾等假定業主於公開市場將該物業以現況出售而無憑藉可影響該物業價值之遞延條款合約、售後租回、合營企業、管理協議或任何類似安排。

吾等已假設業主在各土地使用權合約列明之整段未到期期間內，按規定付清有關之每年土地使用費(如有)，則可自由及不受干擾地使用該物業。吾等亦假設所有必須之土地補價／購買代價已由 貴集團悉數支付。

吾等已假設物業業主有權出售、按揭、抵押或以其他形式向任何人士出售該物業，並無須支付任何額外溢價或向政府機關支付重大費用之代價。

其他特別假設(如有)已於物業估值證書附註中呈列。

6. 限制條件

吾等曾視察物業之外部，並在情況許可下視察該等物業內部。然而，吾等並無進行任何結構測量。在視察過程中，吾等並無發現任何嚴重損毀。然而，吾等無法呈報該等物業是否確無腐朽、蟲蛀或任何其他結構損壞，亦無測試任何樓宇設備。所有尺寸、量度及面積僅為約數。

吾等必須指出，吾等並無進行地盤勘察，以確定物業之未發展部份之土地狀況或設施之合適性。吾等估值乃根據該等方面均為滿意及於建築期內將不會產生非經常性開支及延誤之基準而作出。

吾等估值時並無考慮物業所附帶之任何抵押、按揭、土地補價、遷徙賠償及在出售時可能產生之任何開支或稅項。吾等已假設物業概無附帶可影響其價值之繁重負擔、限制及支銷。

吾等在頗大程度上依賴 貴公司所提供之資料，並接納由 貴公司提供予吾等之意見，以瞭解有關法定通告、土地使用權、年期、佔用詳情、建築與樓面面積及物業之識別。

吾等並無理由懷疑 貴公司所提供資料之真確性。吾等亦依賴 貴公司就提供之資料並無遺漏任何重要事實所作出之確認。

2. 估值基準

吾等之估值乃吾等根據該等物業權益公開市值所作出之意見，所謂公開市值，就吾等所下定義而言，乃指「物業之權益於估值日在下列假定情況下無條件完成出售可取得之最高現金代價：

(i) 有自願賣方；

(ii) 於估值日前，有一段合理時間(視乎物業之性質及市況)適當地在市場推銷該項權益、協商價格及條款，以及完成銷售；

(iii) 於任何較早之假定交換合約日期之市況、價值水平及其他情況與估值日相同；

(iv) 不考慮具有特殊興趣之有意買家之任何追加出價；及

(v) 交易雙方均在知情、審慎及並非被逼之情況下進行交易。」

3. 估值方法

吾等估值過程中乃採用直接比較法，該比較乃根據可資比較物業之價格資料而作出。為就資本值作公平比較，已就大小，特性及位置相近之比較物業作分析，並以每項物業各自之全部優點及缺點作衡量。

有關租予第三方之物業部份，吾等乃採用投資法，此方法乃根據各自租約之餘下年期之租金收入淨額之資本化基準(已計入將來在租約屆滿時可繼續收取租金之可能性)而作出。

吾等對該等物業之未發展部份進行估值時，吾等已考慮其發展或重建之可能性。

4. 業權調查

吾等已獲提供就有關物業所有權之摘要。然而，吾等並無查冊文件正本以確實所有權，亦無確認是否存在任何未出現於給予吾等之文件副本之租賃修改。本文所述所有文件僅作參考用途。

吾等亦依賴中國法律顧問上海市傅玄杰律師事務所就中國相關法律及規定對 貴集團於估值日於該物業土地使用權向 貴集團所提供之法律意見。

RHL Appraisal Ltd.
永利行評值顧問有限公司

Member of RHL International Property Consultants
永利行國際物業顧問集團成員

Surveyors, Valuers, Land & Property Consultants
測量師、估值師、土地及物業顧問

香港
九龍
尖沙咀
星光行
1010室

敬啟者：

關於：中華人民共和國(「中國」)上海市長寧區天山一村1、2及3號地塊虹橋上海城

1. 指示

吾等遵照　閣下指示，對信德集團有限公司(「貴公司」)及其附屬公司(統稱「貴集團」)上述之物業權益進行估值。吾等確認曾進行物業視察及作出有關查詢，並搜集吾等認為需要之其他資料，以便呈述吾等對物業於二零零二年十二月三十一日(「估值日」)之公開市值之意見。

本函乃吾等估值報告的其中一部分，闡釋估值基準及估值方法及列出對　貴集團物業業權之法律意見，並呈述在吾等估值中所作出假設及其他規定。

總結

經考慮(其中包括)上述主要因素後，吾等認為出售之條款對獨立股東而言公平合理。因此，吾等已向獨立董事委員會表達吾等之意見。

此致

香港中環
干諾道中二百號
信德中心
西座三十九字頂樓
信德集團有限公司
獨立董事委員會　台照

代表
新加坡大華亞洲(香港)有限公司
董事
張英潮
謹啟

代表
新加坡大華亞洲(香港)有限公司
董事
余超舜
謹啟

二零零三年三月十三日

港元（相等於出售之總代價342,000,000港元之10%），並將餘款（不計利息）退回買方；或於退回任何餘款（計息）予買方前，將首期付款存放在生息戶口，以抵銷因終止出售協議而須承受之任何虧損。

- 鑒於上文所述及獲悉買方簽訂出售協議時支付之首期付款為120,000,000港元（相等於出售總代價342,000,000港元超過35%），吾等與董事之意見一致，認為該等付款條款及相關安排乃公平合理，及 貴集團之權益將可因此獲得合理保障。

(c) 解除擔保

- 作為出售條款之一，買方須於出售協議完成時，促成 貴公司就第一期發展項目給予一間銀行之成本超支資金擔保承擔之一切責任獲得解除。

- 鑒於最近第一期發展項目已竣工，且並無超支，及 貴集團於出售協議完成後將不再持有虹橋上海城之任何權益，故吾等與董事之意見一致，買方促成解除 貴公司之該等責任為公平合理。

4. **對 貴集團之財務影響**

(a) 損益賬

- 如董事所告知及待審計確認後，預期一次性收益（未計開支前）約29,700,000港元（「收益」），即出售總代價342,000,000港元超出賬面值約312,300,000港元之盈餘，將於出售協議完成時因出售產生。收益（扣除開支後）將於 貴集團截至二零零三年十二月三十一日止年度之損益賬中確認。

(b) 資產淨值

- 如董事所告知及待審核確認後，將於 貴集團截至二零零三年十二月三十一日止年度之損益賬中確認之收益（扣除開支後），預期會令 貴集團之資產淨值按相同款額上升。

(c) 現金流量

- 如董事所告知， 貴集團將運用於出售協議完成時出售產生之所得款項作為額外營運資金。此將會改善 貴集團之現金流量狀況，同時， 貴集團任何用以支付開發虹橋上海城之未發展部分之進一步融資需要亦將得以解除。

橋上海城之投資之未經審核經調整賬面值(「經調整賬面值」)約為270,500,000港元。有關虹橋上海城之獨立專業估值詳情載於通函附錄一之估值報告內。

- 出售之總代價342,000,000港元較賬面值約312,300,000港元溢價約29,700,000港元(或約9.5%),另較經調整賬面值約270,500,000港元溢價約71,500,000港元(或約26.4%)。

- 董事亦已確認,由二零零三年一月一日至出售協議完成之日期間, 貴公司並無及將不會向寶確投資進一步注資,及信德發展墊付予寶確投資之股東貸款亦將不會有任何進一步注資,因而已或將會增加 貴集團於虹橋上海城之投資。

- 鑒於上文所述,尤其出售之總代價342,000,000港元較經調整賬面值約270,500,000港元溢價約71,500,000港元(或約26.4%),吾等認為出售之總代價對 貴集團有利。

(b) 付款條款

- 出售之總代價342,000,000港元,包括待售股份之代價約28,500,000港元及股東貸款之代價約313,500,000港元,已及將會以現金清償,並已及將由買方支付:

  (i) 其中120,000,000港元,於簽訂出售協議時,約15,500,000港元支付予 貴公司及約104,500,000港元支付予信德發展(統稱為「首期付款」);及

  (ii) 其中222,000,000港元,於出售協議完成時,約13,000,000港元支付予 貴公司及約209,000,000港元支付予信德發展。預期出售協議將於獨立股東於股東特別大會上批准出售之日(惟不包括該日)起計第五個營業日或訂約各方可能協議之其他日期完成。

- 倘出售不獲獨立股東於股東特別大會上批准或買方因 貴公司及信德發展未能或不願意遵從其於出售協議項下之責任而終止出售協議, 貴公司及信德發展必須將首期付款(不計利息)退回買方。倘 貴公司及信德發展因買方未能或不願意遵從其於出售協議項下之責任而終止出售協議, 貴公司及信德發展有權保留首期付款中之34,200,000

公司間結餘，例如股東墊款及股東貸款外，寶確投資或華國置業均無擁有任何其他重大資產或負債。

- 上海華天之唯一主要資產為於虹橋上海城之全部權益。虹橋上海城位於中國上海市長寧區，分第一期、第二期及第三期發展為大型商業、住宅及辦公綜合建築。有關虹橋上海城之其他詳情，請參閱通函附錄一之估值報告。

2. **進行出售之原因**

- 誠如通函所載之董事會函件所述， 貴集團之核心經營業務包括船務、物業與酒店及消閒業務，及於澳門旅遊業復甦及開放博彩業後 貴集團之策略為專注於(尤其澳門之)船務與酒店及消閒業務，預期澳門旅遊業復甦及開放博彩業將為 貴集團締造增長機會。因此，董事認為， 貴集團於虹橋上海城之投資(當中涉及於中國上海市之房地產開發項目之少數股東權益)，將屬於非核心資產，遠離 貴集團策略性專注之業務，及出售將為 貴集團帶來良好機會，變現該等非核心資產，以更能策略性重新調配其資源至 貴集團之核心經營業務。

- 鑒於上文所述，吾等與董事之意見一致，認為出售與 貴集團之整體策略一致。

3. **出售之主要條款**

(a) 代價

- 誠如通函所載之董事會函件所述，出售之總代價乃經訂約各方按公平原則磋商，並參考 貴集團於二零零二年十二月三十一日在虹橋上海城之投資之未經審核賬面值(「賬面值」)後釐定。如董事所告知及經 貴公司核數師審閱後，賬面值約為312,300,000港元，包括經計及寶確投資分佔華國置業於二零零二年十二月三十一日之負債淨額之寶確投資之未經審核負債淨額約1,200,000港元及信德發展於同日墊付予寶確投資之股東貸款約313,500,000港元。

- 如董事所告知及經 貴公司核數師審閱後，並計及就二零零二年十二月三十一日虹橋上海城之獨立專業估值2,988,000,000港元而作出之重估調整後， 貴集團於同日在虹

作為獨立董事委員會之財務顧問，吾等須向獨立董事委員會就出售之條款對獨立股東而言是否公平合理給予意見。

於評估出售之條款時，吾等在很大程度上乃依賴董事及 貴集團管理層所提供之資料、給予之意見及作出之聲明，以及通函所載或提述之資料、意見、聲明及陳述。然而，吾等並無對該等資料或該等意見、聲明及陳述之基礎進行任何獨立核實，惟吾等並無理由懷疑該等資料、意見、聲明及陳述之真確性及完整性，並已與董事確認，該等資料、意見、聲明及陳述並無遺漏或隱瞞任何重大事實。吾等亦已假設，所有該等資料、意見、聲明及陳述乃於編製、給予或作出時均為真實及準確，且直至通函刊發日期仍然真實及準確，而董事須為該等資料、意見、聲明及陳述負全責。特別是，吾等已假設，永利行評值顧問有限公司編製之虹橋上海城獨立估值，及 貴公司核數師審閱之經調整賬面值(定義見下文)計算方法，均為公平合理，因此吾等已依賴該等估值及計算方法。

吾等認為，吾等已獲提供在可獲取前提下足夠之資料，使吾等能就出售之條款對獨立股東而言是否公平合理達致有根據之意見。然而，吾等並無對 貴集團(包括寶確投資)或 貴公司之聯營公司(包括華國置業)之業務、財務狀況或其他事務進行任何獨立深入調查，且吾等亦無對上海華天、虹橋上海城或中國上海之房地產市場之現況或可能出現之前景進行任何獨立研究。

主要因素

於評估出售之條款時，吾等已考慮(其中包括)下列主要因素：

1. 出售

- 貴公司已有條件同意出售予買方其虹橋上海城之全部15%應佔權益，總現金代價為342,000,000港元。出售透過 貴公司出售待售股份(即 貴公司於寶確投資之全資股權)予買方，現金代價約28,500,000港元，並由 貴公司之全資附屬公司信德發展出讓股東貸款予買方，現金代價約313,500,000港元之方式進行。

- 寶確投資為居間控股公司，持有華國置業約42.86%股權。華國置業依次為持有上海華天之35%股權之居間控股公司。除其於上海華天之間接及直接股權，以及若干有關連之

以下為新加坡大華亞洲發出之函件全文，乃為收錄於本通函而編製。

UOB ASIA (HONG KONG) LIMITED
新加坡大華亞洲(香港)有限公司
(A MEMBER OF THE UNITED OVERSEAS BANK GROUP)

Suite 601, 6/F Aon China Building
29 Queen's Road Central
Hong Kong
香港中環皇后大道中29號
怡安華人行6樓601室
Tel (852) 2868-2633
Fax (852) 2840-0438
Email Address uobahk@uobahk.com

敬啟者：

關連交易
出售中華人民共和國虹橋上海城之權益

緒言

吾等已獲委聘就出售擔任獨立董事委員會之財務顧問。出售之詳情載於二零零三年三月十三日致股東之通函(「通函」，本函件為其中一部分)內。除本函件另有所指外，本函件所用詞彙與通函所界定者具相同涵義。

根據上市規則，出售將構成本公司之關連交易，及因此須待獨立股東於股東特別大會上批准，方可作實。

SHUN TAK

信德集團有限公司

(於香港註冊成立之有限公司)

註冊辦事處：
香港中環
干諾道中二百號
信德中心
西座三十九字頂樓

敬啟者：

關連交易
出售虹橋上海城之權益

吾等已獲委任為獨立董事委員會，就出售向　閣下提供意見，出售之詳情載於本公司於二零零三年三月十三日致股東之通函(「通函」，本函件為其中一部分)所載之董事會函件內。除文義另有所指外，本函件所用詞語與通函所界定者具相同涵義。

大華亞洲已獲委任為獨立財務顧問，以考慮並向獨立董事委員會提供出售條款之意見。

經考慮出售之條款，主要因素及原因及獨立財務顧問就此考慮之意見(載於通函第十三至第十八頁)後，吾等認為，出售之條款對獨立股東而言公平合理。因此，吾等建議　閣下投票贊成擬於股東特別大會上提呈之普通決議案，以批准出售。　閣下務請留意通函所載之董事會函件及獨立財務顧問函件。

此致

列位獨立股東　台照

代表
獨立董事委員會
董事　　董事
羅保爵士　　關超然
謹啟

二零零三年三月十三日

股東特別大會

股東特別大會之通告載於通函第三十三至第三十四頁。股東特別大會將於二零零三年三月三十一日下午三時正假座香港中環干諾道中二百號信德中心西座三十九字頂樓會議室舉行，以考慮及酌情通過通告所載之決議案。

何鴻燊博士、鄭裕彤博士、信德船務及彼等各自之聯繫人(按上市規則之定義)，將於股東特別大會上放棄投票。

隨函附奉股東特別大會適用之代表委任表格。無論 閣下能否出席大會，務請按照隨附之代表委任表格所印列之指示盡快將表格填妥及交回本公司之註冊辦事處，地址為香港中環干諾道中二百號信德中心西座三十九字頂樓，惟無論如何最遲須於股東特別大會或其任何續會舉行時間四十八小時前交回。 閣下填妥及交回代表委任表格後，仍可親身出席股東特別大會或其任何續會，並於會上投票。

推薦建議

獨立董事委員會已成立，就出售向獨立股東提供意見。大華亞洲已獲委任為獨立財務顧問，就此向獨立董事委員會提供意見。

獨立董事委員會經考慮獨立財務顧問之意見後，認為出售之條款對獨立股東而言公平合理，及因此建議獨立股東投票贊成通函最後部分之股東特別大會通告所載有關出售之普通決議案。載有獨立財務顧問致獨立董事委員會之意見之函件，載於通函第十三至第十八頁。

其他資料

閣下務請留意獨立董事委員會及獨立財務顧問之函件、通函附錄一所載之估值及通函附錄二所載之一般資料。

此致

列位股東　台照

代表
信德集團有限公司董事會
公司秘書
蘇樹輝博士
謹啟

二零零三年三月十三日

作大型商業、住宅及辦公室發展用途。第三期地盤之地盤面積達9,746平方米，為空置之已平整工地。第一期B座第32及33層已於二零零一年出售予第三方。餘下已開發面積會或將會出租。於二零零二年十二月三十一日，第一期及第二期之佔用率皆約為90%。

出售之原因

本公司為投資控股公司，而其附屬公司主要從事三項核心業務，包括船務、物業與酒店及消閒業務。本集團之策略為專注於船務與酒店及消閒核心業務，於澳門旅遊業復甦及開放博彩業後，更為專注於澳門業務，預期將為本集團締造增長機會。

董事認為，出售涉及本集團於澳門及珠江三角洲之核心業務地區以外一項物業發展項目之少數權益，讓本集團參考估值按溢價套現其於虹橋上海城之權益，以致本集團策略性地可調配其資源於本集團之核心經營業務。

在這些情況下，董事(包括獨立非執行董事)認為出售對整體股東而言為公平合理，並符合本公司之最佳利益。

出售所得款項合共為342,000,000港元，將保留作本集團之一般營運資金，現時尚未有任何預定用途。

關連交易之隱含意義

根據上市規則，買方(創興國際投資有限公司除外)為何博士之聯繫人。何博士及梁女士分別擁有芳奇各50%權益。就上市規則而言，按本交易之涵義，芳奇及梁女士被視為何博士之聯繫人。創興國際投資有限公司及其最終實益擁有人為獨立於本公司、本公司或其任何附屬公司之董事、主要行政人員或主要股東或彼等各自之聯繫人之獨立第三者。因此，根據上市規則第14.23(1)(a)條之規定，出售構成本公司之一項關連交易，並須在股東特別大會上獲得獨立股東之批准，方可進行。

何博士(本集團之行政主席、執行董事及本公司之主要股東)及澳門旅遊分別實益擁有上海華天約50%權益及約35%權益。身為關連人士之何博士及非執行董事鄭裕彤博士於澳門旅遊擁有股權，並擔任澳門旅遊董事。鑒於彼等於澳門旅遊之權益，澳門旅遊被視為本公司之關連人士。因此，根據上市規則第14.23(1)(b)條之規定，出售亦構成本公司之一項關連交易。除上述關連人士於澳門旅遊之權益外，本公司亦持有澳門旅遊約11.48%股權。

算應佔華國置業之負債淨額後）；及(2)信德發展借予寶確投資為數313,537,984.40港元之貸款。出售之代價是經訂約各方公平磋商，並參考該等賬面值後達致，較該等賬面值出現溢價約29,654,424.60港元（約9.5%）。如計及估值師於同日之估值後作出調整，本集團於同日在虹橋上海城之投資之價值將約為270,509,419.00港元。該項經調整投資價值包括(1)寶確投資負債淨額約40,959,000.00港元（即計及寶確投資於二零零二年十二月三十一日應佔華國置業之負債淨額及上海華天之資產淨值；(2)寶確投資按比例計算應佔因於二零零二年十二月三十一日重估虹橋上海城所產生之虧絀約2,070,000.00港元；及(3)股東貸款。出售之代價較本集團於虹橋上海城之投資之經調整價值出現溢價71,490,581.00港元（約26.4%）。

本集團從出售錄得之未經審核溢利（扣除費用前）將約為29,650,000港元（視乎本集團截至二零零三年十二月三十一日止年度之審核結果而定）。

本公司就第一期獲解除之成本超支擔保

於二零零二年八月二十日，本公司及澳門旅遊按個別基準（本公司為15%及澳門旅遊為85%），向一間為上海華天發展項目第一期授出若干貸款融資之銀行，提供無限成本超支擔保。第一期之興建已竣工，且並無超支，因而本公司（作為擔保人之一）並無根據資金擔保對銀行負上任何責任。買方同意，於完成時，彼等將促使本公司獲全面解除其根據成本超支擔保所承擔之一切責任。

出售之條件

完成須待於二零零三年四月三十日或之前獲獨立股東於股東特別大會上批准出售，方可作實，並將於獨立股東於股東特別大會上批准之日起計第五個營業日（但不包括該日），或訂約各方可能協定之其他日期完成。

上海華天及虹橋上海城

上海華天為於二零零一年二月二十六日在中國成立之外商獨資企業，獲准經營之業務範圍包括物業發展、管理、顧問及代理。上海華天之主要資產為虹橋上海城。虹橋上海城是一項為於中國上海長寧區天山一村1-3號地塊之物業發展項目，包括第一期、第二期及第三期。第一期之發展項目已於二零零二年十一月竣工，總樓面面積約為173,215平方米，由辦公大樓、商場及停車場所組成。第二期只部分完成，為一幢於二零零一年十二月落成兩層高面積約6,135平方米之商舖樓宇。第二期之餘下部份之地盤面積達33,558平方米，規劃

下表顯示虹橋上海城現時之股權架構。


本公司
100%
United Partner Enterprises Limited
(最終實益擁有人：何博士)
寶確投資
Rich Trend Limited
(最後實益擁有人：澳門旅遊)
14.28%
42.86%
42.86%
華國置業
暉捷有限公司
(最終實益擁有人：何博士－ 69.23%
澳門旅遊－ 30.77%)
35%
65%
100%
上海華天
(虹橋上海城之擁有人及發展商)
100%
虹橋上海城

從以上之架構圖可見，何博士、澳門旅遊及本公司分別實益擁有上海華天約50%、約35%及15%權益。

出售之代價

出售待售股份之代價為28,462,015.60港元，出讓股東貸款之代價為313,537,984.40港元。

出售之總代價為342,000,000港元，買方須按以下方式以現金支付予本公司及信德發展：

(i) 於簽訂出售協議時支付120,000,000港元(其中15,487,338.53港元支付予信德集團；而104,512,661.47港元則支付予信德發展)；

(ii) 於完成時支付222,000,000港元(其中12,974,677.07港元支付予信德集團；而209,025,322.93港元則支付予信德發展)；

於二零零二年十二月三十一日，本集團於虹橋上海城之投資之未經審核賬面值為312,345,575.40港元，包括(1)寶確投資負債淨額1,192,409.00港元(即計及寶確投資按比例計

股東貸款：寶確投資欠信德發展(本公司之全資附屬公司)之股東貸款313,537,984.40港元之實益。

寶確投資主要資產為於華國置業之42.86%股權及借予華國置業之股東貸款313,396,664.40港元，該筆股東貸款金額不超過寶確投資於華國置業之股權比例。華國置業全體股東之貸款為無抵押、免息及無固定還款期。

華國置業之主要資產為於上海華天之35%股權，以及借予上海華天為數477,564,240.00港元之股東貸款，該筆股東貸款為無抵押、免息及無固定還款期。

上海華天為位於中國上海市長寧區天山一村1-3號地塊名為虹橋上海城之物業發展項目之擁有人及發展商。上海華天之主要資產為於虹橋上海城之100%權益。

本集團之綜合財務報表中將華國置業列為本集團之聯營公司。華國置業之財務報表中將上海華天列為於共同控制企業中之投資(按成本值)。

於二零零一年十二月三十一日，寶確投資按照香港會計準則之經審核負債淨額約為117,063.00港元。截至二零零零年十二月三十一日止年度，寶確投資之經審核虧損淨額約為13,355.00港元。截至二零零一年十二月三十一日止年度，寶確投資之經審核虧損淨額約為14,555.00港元。

於二零零一年十二月三十一日，華國置業按照香港會計準則之經審核負債淨額約為2,086,101.00港元。截至二零零零年十二月三十一日止年度，華國置業之經審核虧損淨額約為1,836,913.00港元。截至二零零一年十二月三十一日止年度，華國置業之經審核溢利淨額約為2,386,576.00港元，年內並無產生任何稅項。

於二零零一年十二月三十一日，上海華天按照中國會計準則之經審核資產淨值為人民幣567,934,012.60元。截至二零零一年十二月三十一日止年度，根據中國會計標準計算，上海華天之經審核虧損淨額為人民幣17,770,544.31元。

於完成時，本公司將不會於虹橋上海城擁有其他權益。

根據上市規則，買方(不包括創興國際投資有限公司)均為何博士之聯繫人。創興國際投資有限公司及其最終實益擁有人為與本公司、本公司或其任何附屬公司之董事、主要行政人員或主要股東或彼等任何聯繫人概無關連之獨立第三者。

何博士(本集團之行政主席、執行董事及本公司之主要股東)、澳門旅遊及本公司分別實益擁有上海華天約50%、約35%及15%權益。身為關連人士之何博士及非執行董事鄭裕彤博士於澳門旅遊擁有股權，並擔任澳門旅遊之董事。鑒於彼等於澳門旅遊之權益，澳門旅遊被視為本公司之關連人士。

根據上市規則，出售構成本公司之一項關連交易，並須待獨立股東於股東特別大會上批准，方可進行。估值師已編製估值報告，就虹橋上海城之估值給予意見。

通函之目的乃為向 閣下提供有關出售之進一步資料、載列估值、獨立董事委員會根據獨立財務顧問之意見發表之意見(全文載於通函)，及為批准出售而召開之股東特別大會之通告。

出售協議之詳情

訂立出售協議之日期

二零零三年二月二十七日

訂約方

賣方： 信德集團作為待售股份之賣方
信德發展作為股東貸款之賣方

買方： 芳奇
梁女士
創興國際投資有限公司

芳奇之最終實益擁有人為何博士及梁女士。

根據出售協議出售之資產

待售股份：寶確投資股本中每股面值1.00港元之股份15股，即寶確投資全部已發行股本。

SHUN TAK

信德集團有限公司

(於香港註冊成立之有限公司)

執行董事：
何鴻燊博士(集團行政主席)
羅保爵士**
關超然先生**
鄭裕彤博士*
莫何婉穎女士*
何超瓊女士(董事總經理)
何超鳳女士(副董事總經理)
蘇樹輝博士
禤永明先生
謝天賜先生
陳偉能先生
何超蕸女士

註冊辦事處：
香港中環
干諾道中二百號
信德中心
西座
三十九字頂樓

* 非執行董事
** 獨立非執行董事

敬啟者：

關連交易
出售虹橋上海城之權益

緒言

於二零零三年二月二十七日，本公司與買方就本公司應佔虹橋上海城之15%權益訂立出售協議，作價342,000,000港元。出售是透過出讓本公司於寶確投資全部100%權益及寶確投資欠信德發展之股東貸款進行。寶確投資持有華國置業之42.86%權益，而華國置業則持有上海華天之35%權益。上海華天是虹橋上海城之擁有人及發展商。上海華天之主要資產為虹橋上海城。虹橋上海城為位於中國上海市長寧區天山一村1-3號地塊之物業發展項目。本集團從出售錄得之未經審核溢利(扣除費用前)將約為29,650,000港元(視乎本集團截至二零零三年十二月三十一日止年度之審核結果而定)。

「澳門旅遊」	指	澳門旅遊娛樂有限公司，根據上市規則，為本公司之關連人士。何博士及非執行董事鄭裕彤博士於澳門旅遊擁有股權，並擔任董事。鑒於彼等於澳門旅遊之權益，澳門旅遊被視為本公司之關連人士
「聯交所」	指	香港聯合交易所有限公司
「主要股東」	指	具有上市規則所賦予之涵義
「估值」	指	估值師對虹橋上海城之估值
「估值師」	指	永利行評值顧問有限公司，與本公司、董事、主要行政人員或主要股東或其任何附屬公司或其各自之任何聯繫人概無關連之獨立物業估值師

「人民幣」	指	中國法定貨幣人民幣
「出售」	指	本集團向買方出售其於虹橋上海城之全部15%權益，出售乃透過本公司向買方出售待售股份，以及信德發展向買方出讓股東貸款進行
「出售協議」	指	本公司、信德發展與買方就出售而於二零零三年二月二十七日訂立之協議
「待售股份」	指	寶確投資股本中每股面值1.00港元之股份15股，相當於寶確投資全部已發行股本，本公司將根據出售協議向買方出售該等股本
「披露權益條例」	指	香港法例第396章證券(披露權益)條例
「上海華天」	指	上海華天房地產發展有限公司，一間根據中國法律成立之公司，為虹橋上海城之擁有人及發展商
「股份」	指	本公司股本中每股面值0.25港元之股份
「股東」	指	本公司之股東
「股東貸款」	指	寶確投資欠信德發展為數313,537,984.40港元之股東貸款之權益，將根據出售協議轉讓予買方
「信德發展」	指	信德發展有限公司，一間於香港註冊成立之公司，為本公司之全資附屬公司
「信德船務」	指	信德船務有限公司，一間於香港註冊成立之公司，為本公司之主要股東。何博士、鄭裕彤博士及莫何婉穎女士(鄭博士及莫何婉穎女士均為本公司非執行董事)均於信德船務擁有權益
「華國置業」	指	華國置業有限公司，一間於香港註冊成立之公司，並持有上海華天35%股權

「獨立財務顧問」或「大華亞洲」	指	新加坡大華亞洲(香港)有限公司，獨立董事委員會之財務顧問
「獨立股東」	指	除何博士、鄭裕彤博士及信德船務及彼等各自之聯繫人(按上市規則之定義)以外之股東
「最後實際可行日期」	指	二零零三年三月十日，即通函付印前為確定當中所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「梁女士」	指	梁安琪女士，根據上市規則，按本交易之涵義被視為何博士之聯繫人
「第一期」	指	位於中國上海市長寧區天山一村2號地塊之虹橋上海城第一期，包括兩幢辦公大樓、商場及停車場，總樓面面積約為170,155平方米(不包括已售予第三方合共約3,060平方米之B座第32層及33層)
「第二期」	指	位於中國上海市長寧區天山一村1號地塊之虹橋上海城第二期，已部分發展建成總樓面面積約為6,135平方米之兩層高購物大樓
「第三期」	指	位於中國上海市長寧區天山一村3號地塊之虹橋上海城第三期，上海華天於二零零一年十一月二十七日與上海市長寧區人民政府訂立一項關於收購上述之3號地塊之意向書
「寶確投資」	指	寶確投資有限公司，一間於香港註冊成立之公司，並為本公司之全資附屬公司
「中國」	指	中華人民共和國，就通函而言，不包括香港、澳門特別行政區及台灣
「買方」	指	芳奇、梁女士及創興國際投資有限公司

釋　義

在通函內，除文義另有所指外，下列詞語具有以下涵義：

「聯繫人」	指	具有上市規則賦予之涵義
「董事會」	指	董事會
「營業日」	指	香港銀行為普羅大眾辦公之日子，不包括星期六及星期日
「通函」	指	本公司於二零零三年三月十三日致股東之通函
「虹橋上海城」	指	位於中國上海市長寧區天山一村1-3號地塊之物業發展項目，包括第一期、第二期及第三期
「本公司」或「信德集團」	指	信德集團有限公司，一間於香港註冊成立之有限公司，並在聯交所上市
「完成」	指	根據出售協議完成出售
「關連人士」	指	具有上市規則所賦予之涵義
「董事」	指	本公司之董事
「何博士」	指	本集團之行政主席、執行董事兼本公司之主要股東何鴻燊博士
「股東特別大會」	指	本公司將於二零零三年三月三十一日下午三時正舉行以批准出售之股東特別大會，大會通告載於通函第三十三至第三十四頁
「芳奇」	指	芳奇投資有限公司，由何博士及梁女士各持有50%權益之公司
「本集團」	指	本公司及其附屬公司
「港元」	指	港元
「香港」	指	中國香港特別行政區
「獨立董事委員會」	指	由獨立非執行董事羅保爵士及關超然先生組成之獨立董事委員會

目　　錄

頁次

此乃要件　請即處理

閣下如對通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之信德集團有限公司股份全部**售出或轉讓**，應立即將通函及隨附之代表委任表格送交買主或承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

SHUN TAK

信德集團有限公司

（於香港註冊成立之有限公司）

關連交易

出售虹橋上海城之權益

獨立董事委員會之財務顧問

UOB ASIA (HONG KONG) LIMITED
新加坡大華亞洲(香港)有限公司

獨立董事委員會之函件載於通函第十二頁。載有大華亞洲致獨立董事委員會之意見函件載於通函第十三至第十八頁。

信德集團有限公司謹訂於二零零三年三月三十一日(星期一)下午三時正假座香港中環干諾道中二百號信德中心西座三十九字頂樓會議室舉行股東特別大會，大會通告載於通函第三十三至第三十四頁。無論　閣下能否出席股東特別大會，務請按照隨附之代表委任表格所印列之指示盡快將表格填妥及交回本公司之註冊辦事處，地址為香港中環干諾道中二百號信德中心西座三十九字頂樓，惟無論如何最遲須於大會或其任何續會舉行時間四十八小時前交回。　閣下填妥及交回代表委任表格後，仍可親身出席大會或其任何續會，並於會上投票。

二零零三年三月十三日